FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/ME (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

MANAGEMENT'S PROPOSAL AND MANUAL FOR ATTENDANCE OF SHAREHOLDERS AT THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2021.

São Paulo (SP, Brazil), March 26, 2021.

Table of contents

1. INTRODUCTION	3
2. ATTENDANCE OF THE SHAREHOLDERS	4
3. MANAGEMENT’S PROPOSAL	8
(A) ANNUAL GENERAL MEETING	8
I. COMMENTS BY THE MANAGEMENT ON THE COMPANY'S FINANCIAL CONDITION	8
II. Destination of Income for the fiscal year ended December 31, 2020	42
III. PROPOSED GLOBAL COMPENSATION OF MANAGEMENT AND THE FISCAL COUNCIL MEMBERS	48
(B) EXTRAORDINARY GENERAL MEETING	90
I. Increase in the Company's Share Capital due to the excess of profit reserves in relation to the share capital, without the issuance of new shares	90
II. amendment to the Company's bylaws to provide for the granting of Indemnity Agreements	92
III. Approval of the consolidation of the Company’s Bylaws in order to incorporate the above amendment	92
Annex 1 Report Detailing the Origin and Justification of Proposed Changes	93
Annex 2 - Consolidated By-Laws	96

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1.           INTRODUCTION

Dear Shareholders,

The management of the Companhia Brasileira de Distribuição ("Company" or "CBD") hereafter submits the information below on the matters to be resolved by Management's proposal at the Company's Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held exclusively digitally, including for voting purposes, on April 28, 2021, at 3:00 p.m., according to instruction by the Brazilian Securities and Exchange Commission("CVM") no. 481 of December 17, 2009, as amended ("CVM Instruction 481"), as well as theclarifications necessary for the participation of shareholders.

The Company prepared this Management’s Proposal and Manual for Attendance (the "Proposal"), in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its Shareholders about the matters that will be deliberated, making available to its Investor Relations Board, to clarify any additional doubts.

At the Annual Shareholders Meeting, to resolve on the following matters:

I.            Review of the management‟s accounts, as well as examination, discussion and voting of the Company‟s management report and financial statements for the fiscal year ended December 31, 2020;

II.          Resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2020; and

III.        Determination of the annual global remuneration of the Company‟s directors and fiscal council, if shareholders require its installation.

At the Extraordinary General Meeting of Shareholders, to resolve on the following matters:

I.            Increase in the Company's Share Capital due to the excess of profit reserves in relation to the share capital, without the issuance of new shares;

II.     Amendment of the Company's bylaws to provide for the granting of indemnity agreements; and

II.     Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments.

The proposals of the Management on the items of the Meeting, as well as the information on each of the matters, are detailed in item 3 of this Proposal.

São Paulo (SP, Brazil), March 26, 2021.

The Management

Companhia Brasileira de Distribuição

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2.           ATTENDANCE OF THE SHAREHOLDERS

As shown below, the Company will admit the shareholders' participation by: (i) voting via the electronic system during the General Meeting; or (ii) sending the distance votting bullet, which is available on the Company's Investor Relations website (www.gpari.com.br) and on the websites of CVM (www.cvm.com.br) and B3 (www.b3.com.br) and may be forwarded through their respective custody agents (if they provide this type of service), From Itaú Corretora de Valores S.A. which is the Company's bookkeeping agent ("Share Registry Agent") or directly to the Company by e-mail ("Distance Voting Bulletin"), as indicated below.

The Shareholder who participates in the General Meeting through the digital platform will be considered present and subscriber of the minutes and the book of presence of the shareholders.

The Company informs that it will waive the need to provide the physical means of the documents or other formalities that are provided for in its Reference Form. So, in case of possible disagreements between this proposal and item 12.2 of the Company's Reference Form in relation to documentation and formalities for participation in general meetings, the provisions of this Proposal shall prevail.

2.1.       Participation in the General Meeting through electronic system

The General Meeting will be held exclusively digitally. The Shareholders wishing to participate in the General Meeting through the digital platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=187FD43D2E4, complete their registration and attach all documents necessary for their qualification for participation and/or voting at the General Meeting, as indicate below, with at least 2 (two) days prior to the date designated for the General Meeting, that is, on April 26, 2021. After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform though the e-mail used for registration.

In the case of a attorney-in-fact / representative, he/she must register with his/her data at the same email address indicated above. After receiving the registration confirmation email, they must, through the link sent to the email informed in the registration, indicate each Shareholder that will represent and attach the documents indicated below. The attorney-in-fact will receive an individual e-mail about the qualification status of each Shareholder registered in his register and will provide, if necessary, the completion of documents. The attorney-in-fact who may represent more than one shareholder may only vote at the General Meeting for Shareholders whose qualification has been confirmed by the Company.

The following documents must be sent by the shareholders through the eletronic address indicated above:

(a)	updated extract containing the respective shareholding issued by the custodian body, issued no later than 03 (three) days in advance of the General Meeting;

(b)	For individuals: identity document with photograph of shareholder;
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(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the legal representation of the shareholder; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its manager or administrator, as the case may be, according to the voting policy of the fund and corporate documents proving the representation powers; and (iii) identity document with photograph of the fund‟s legal representative; and

(e)	if any of the Shareholders indicated in items (b) a (d) above is represented by a attorney-in-fact, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronicly, provided preferably that they are signed using the ICP-Brazil certification.

Exceptionally for this General Meeting, and in order to ensure the participation of shareholders, the Company will not require certified copies or firm recognition of documents issued and signed in Brazil or annotation, legalization and registration in the Registration of Securities and documents in Brazil of those signed outside the country.

Furthermore, the Company will not require the sworn translation of documents that were originally drawn up in Portuguese, French, English or Spanish or that are accompanied by their translation in those same languages; required in other cases.

The following identity documents will be accepted, provided that with photo and current: RG, RNE, CNH, passport or officially recognized professional class cards.

After the regularity of the representation documents sent under the terms above is verified, they will be forwarded after the qualification to be confirmed by the Company by e-mail, for each shareholder (or their respective attorney-in-fact, as the case may be) who has made the regular registration, guidelines for accessing the digital platform, including, but not limited to, login and individual password, which will authorize only a single access to the General Meeting.

Such information and guidance will be forwarded exclusively to the e-mail address informed in the registration.

If the shareholder (or his respective attorney-in-fact, as the case may be) has not received the aforementioned guidelines, he should contact the Company, by e-mail societario@gpabr.com, with a copy to gpa.ri@gpabr.com and up to 2 (two) hours before the General Meeting start time, so that the guidelines are forwarded to you.

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In case of need for additional documents and/or additional clarifications in relation to the documents sent for registration purposes, the Company will contact the shareholder (or its respective attorney-in-fact, as the case may be) to request such additional documents and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the digital platform within the period referred to above.

The accredited Shareholders undertake to: (i) use the individual invitations solely and exclusively for the remote monitoring of the General Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation being non-transferable; and (iii) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the General Meeting.

Access to the General Meeting's electronic system will be restricted to Shareholders who are accredited until April 26, 2021 and enter the digital plan until the moment of the opening. On the date of the General Meeting, the link to access the digital platform will be available from 30 (thirty) minutes before the start time of the General Meeting, and the registration of the Shareholder's presence via the electronic system will only be done through the access via link , as instructed here.

Access to the digital platform must occur exclusively by computer, and the Company recommends that shareholders do tests and become familiar with the digital platform in advance, and access it at least 30 (thirty) minutes before the beginning of the General Meeting in order to to avoid possible operational problems with its use on the day of the General Meeting.

The Company shall not be liable for problems connecting the Shareholders or their representatives, or any other situation that is not under its control. Shareholders who do not receive the link to participate or have any other questions should contact the Investor Relations Department and/or Corporate Legal Department by e-mails gpa.ri@gpabr.com and societario@gpabr.com .

2.2.       Participation through a distance voting bulletin

Shareholders who have an interest in exercising their right to vote, through the Distance Voting Bulletin, must send their voting rights (a) directly to the Company by e-mail accompanied by the documents indicated in items (a) to (e) above; through (i) their respective custody agent (if they provide this type o service); or (ii) the Share Registry Agent , through the channels made available by him:

I. Sending the Distance Voting Bulletin directly to the Company: The Shareholder must send by e-mail, with notice of receipt to the Corporate Legal Department (societario@gpabr.com) the Distance Voting Bulletin (completed, initialed and signed, without the need for firm recognition, according to the guidelines contained therein) accompanied by the copy of the documents listed in item 2.1 above. For this General Meeting, the Company will accept the Distance Voting Bulletin signed by electronic means, provided preferably using the ICP-Brazil certification; or

II.       Sending the Distance Voting Bulletin to the Custodian Agent or the Share Registry Agent of the Company: Shareholders who own shares issued by the Company deposited in a central depositary may transmit the voting instructions for completing the Distance Voting Bulletin, through

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their respective custody agents, if they provide this type of service. Shareholders who do not have their shares deposited in a depositary center may transmit the voting instructions to the Company's Bookkeeping Agent, Itaú Corretora de Valores S.A., through the channels made available by it. The delivery of the Distance Voting Bulletin shall be subject to the rules, guidelines and deadlines set by each custodian or the Bookkeeping Agent, as the case may be. To this end, the Shareholder must contact them and verify the procedures, documents and information established by them for issuing the voting instructions by the Distance Voting Bulletin.

The Company made available 2 (two) Distance Voting Bulletin on the Company's website (www.gpari.com.br), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br), one of them with the matters to be resolved at the Annual General Meeting and the other with the matters on the agenda of the Extraordinary General Meeting.

In all cases, for the Distance Voting Bulletin to take effect, April 21, 2021 (i.e. 7 (seven) days before the date of the General Meeting,) shall be the last day for receipt by one of the above forms, and not the last day for its submission. If the Distance Voting Bulletin is received after April 21, 2021, votes will not be counted.

2.2.1.  Installation of the Fiscal Council

It is important to highlight that the installation of the Fiscal Council, which will be included in the Distance Voting Bulletin for the Annual General Meeting, does not compose this Proposal, having been inserted in the Distance Voting Bulletin by regulatory requirement.

In this sense, the Management clarifies that, pursuant to its Bylaws, the Company already has a Statutory Audit Committee whose members are appointed by the Board of Directors – being composed of independent members of the Board itself and external – and that complies with (i) the mandatory requirements provided for in CVM Normative Instruction No. 308 of May 14, 1999; (ii) the mandatory requirements provided for in the Regulation of the Novo Mercado corporate governance listing segment; and (iii) the regulatory requirements provided for by the Securities and Exchange Commission (SEC), considering that the Company has level III ADRs listed on the New York Stock Exchange- NYSE (ADR level III), in the United States of America, since May 29, 1997..

The Statutory Audit Committee has the legal duties of the Supervisory Board, including those required by the Sarbanes-Oxley Act, in line with the requirements relating to companies listed on the NYSE.

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3.           MANAGEMENT’S PROPOSAL

The Company's Management submits to the Meeting the following proposals.

(A)        ANNUAL GENERAL MEETING

I.	COMMENTS BY THE MANAGEMENT ON THE COMPANY'S FINANCIAL CONDITION

Management proposes that should be approved the accounts of the administrators, the Management Report, the Financial Statements and the Opinion of the Independent Auditors for the fiscal year ended December 31, 2020, which obtained the favorable opinion of the Company's Audit Committee, as published on February 23, 2021 on the Company's Investor Relations page and on the cvm and B3 websites and published in the newspapers "Diário Oficial do Estado de São Paulo" and "Folha de São Paulo" on March 4, 2021.

In compliance with Article 9, item III of CVM Instruction 481, the information in item 10 of the Reference Form is presented below, pursuant to item 10 of Annex 24 of CVM Instruction No. 480 of December 7, 2009,as amended ("CVM Instruction 480"), which reflects the management's comments on the Company's financial situation.

Company's Financial Situation
(Reference Form Item 10)

10.1 General financial and equity conditions

Introduction

The following comments should be read in conjunction with our individual and consolidated financial statements for the fiscal year ended December 31, 2020, issued on February 22, 2021, including the Explanatory Notes.

At a meeting of the Board of Directors held on September 9, 2020, the beginning of studies for the segregation of the Company from Grupo Pão de Açúcar (“GPA”) was authorized through a partial spin-off operation (“Spin-off”).

The Spin-off was preceded by the transfer of the equity interest in Exito held by the Company and the transfer of certain operating assets to GPA.

The purpose of the Spin-off was to unlock the full potential of the Company's business, allowing it to operate autonomously, with separate management, focused on the business model and market opportunities. Additionally, the Spin-off will allow direct access to the capital market and other sources of financing.

With the implementation of the Spin-off, the shares issued by the Company held by GPA were distributed to GPA shareholders, in the exact proportion of the shares they hold in GPA's share capital. The above-mentioned distribution occurred after the Company obtained the listing of the shares issued

8

by it in the Novo Mercado segment of B3 S.A. – Brazil, Bolsa, Balcão, together with the listing of ADSs (American Depositary Securities) representing shares of the Company on the New York Stock Exchange (NYSE).

On December 11, 2020, the Company was registered as a publicly held company in category “A” before the Brazilian Securities and Commission (CVM), pursuant to CVM Instruction No. 480/2009.

On February 10, 2021, the request for listing and admission of the shares issued by the Company on the Novo Mercado of B3 S.A. was granted. – Brazil, Bolsa, Balcão and on February 12, 2021, the request for listing of American Depositary Securities (“ADS”) issued by the Company on the New York Stock Exchange (“NYSE”) was granted.

The amounts in the 2019 income statement are being restated due to the deconsolidation of the Exito Group. Further details are given in note 1.2 to the Financial Statements of December 31, 2020.

(a) General financial and equity conditions

In 2020, the Company, through its Assai brand strengthened its presence in the Brazilian market with the opening of 19 new stores in the Brazilian territory, completing another year of strong expansion and success for the brand, with a 14% growth in the sales area, confirming the strategy of expanding the cash and carry model already incorporated into the routine of its customers.

The Company ended 2020 with 184 self-service wholesale stores in operation in 23 Brazilian states and the Federal District, making it possible to end the year with net sales of BRL$ 36.0 billion, with a growth of 28%, as well as presenting the continuity in advancing the flow of customers, gains in market share and the evolution of profitability, mainly as a result of: (i) the excellent performance of Assai stores opened in the year and the fact that expansion process fully matured in the previous years; and (ii) the dilution of the operating expenses.

In 2020, it registered important advances, even in the midst of the COVID-19 pandemic and in a challenging economic and consumption scenario strongly impacted by high unemployment rates: gross revenue in Brazil had an increase of 29.3% in relation to the previous year, closing 2020 at BRL$ 39.5 billion. It also recorded 26.7% growth in adjusted EBITDA by Equity Income and Other Operating Income and Expenses, which totaled BRL$ 2.7 billion, and BRL$ 1.4 billion in net income.

The leverage level reached 1.60x net debt / adjusted EBITDA, showing an improvement compared to 2019 (-1,71x).

Throughout 2020, we amortized part of the loans and interest incurred in the period, in the total amount of BRL$ 1,790 million.

Shareholders' equity totaled BRL$ 1.410 billion, a reduction of 85.5% when compared to 2019.

The Company has had a comfortable liquidity situation over the past few years. At the end of 2020, the Company's current liquidity ratio was 0.98x, compared to 0.91x in 2019 and 0.83x in 2018.

Thanks to a strong generation of operating cash flow in the period, the liquidity ratio remains stable even with a high level of investment. The Company analyzes liquidity ratios in order to identify possible fundraising needs or cash availability for future investments.

As approved at the Extraordinary General Meeting held on December 31, 2020, 6 gas stations and the Exito Group operation were transferred to Companhia Brasileira de Distribuição (GPA). In 2020, cash and carry unity, depicted from operations transferred to GPA, presented strong operating cash

9

generation (BRL$ 2.1 billion) and pre-IFRS 16 adjusted net debt / EBITDA of -1.76x (vs - 3.77x in 2019).

BRL$ million	2020	2019	2018
Current assets	8349	12282	4198
Pre-IFRS16 Current Liabilities	8551	13526	5044
Current liquidity ratio	0.98	0.91	0.83

Indebtedness

(BRL$ million)	12/31/2020	12/31/2019	12/31/2018
Short-term debt	(2.063)	(1.443)	(633)
Loans and financing	(223)	(287)	(633)
Debentures	(1.840)	(1.156)	-
Long-term debt	(5.700)	(7.338)	(93)
Loans and financing	(941)	(611)	(93)
Debentures	(4.759)	(6.727)	-
Total gross debt	(7.763)	(8.781)	(726)
Cash and financial investments	3,532	5,026	1,411
Net debt	(4.231)	(3.755)	685
Adjusted EBITDA	2.591	2.130	1.563
Unpaid credit card receivables portfolio	80	28	38
Net debt including unpaid credit card receivables	(4.151)	(3.727)	723
Net debt including unpaid credit card receivables / Adjusted EBITDA	-1,60	-1,71	0,46

The Company ended 2020 with leverage of 1.60x net debt / adjusted EBITDA, showing an improvement compared to 2019 (-1.71x). The net debt, adjusted for the balance of unpaid receivables, totaled BRL$ 4,151 million in 2020. Excluding Éxito from the 2019 position, the net debt of 2020 presents a reduction of BRL$ 2,412 million, the result of a strong generation of operating cash flow after investments of BRL$ 931 million, in addition to receiving BRL$ 1,399 million in dividends from Exito and BRL$ 505 million in SLB operations.

The Company ended 2020 with a robust financial position, with BRL$ 3,532 million in cash, equivalent to 1.71x the short-term debt position. Finally, the balance of unpaid receivables totaled BRL$ 80 million.

The gross debt decreased by BRL$1.018 billion, totaling BRL$ 7.763 billion in the period. Of this total, approximately BRL$ 6.599 billion refers to the issuance of debentures, with CDI rates + 1.60% p.a. the CDI + 2.20% p.a. and maturity from 2020 to 2023 (Sendas 1st issue in 4 series) for the acquisition of Exito.

For more information, see item 10.1.h.

(b) capital structure

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(BRL$ million)	12.31.2020	AH 2020.2019.	12.31.2019	AH 2019.2018.	12.31.2019
Liabilities (Current and Non-Current)	17,411	92.5%	26,204	73.0%	6,841
Total Shareholders' Equity	1,410	7.5%	9,701	27.0%	4,092
Total Liabilities and Stockholders' Equity	18,821	100.0%	35,905	100.0%	10,933

We have shown above the composition of the Company's capital structure for the periods indicated, considering as a percentage of equity the amount resulting from total shareholders' equity divided by total liabilities (current and long term), and as a percentage of third-party capital the amount resulting from the sum of current and long-term liabilities divided by total liabilities (current and long term) and shareholders' equity.

(c) ability to pay in relation to financial commitments

The Executive Board believes that the cash flow, as well as the resources currently available, guarantee the Company full capacity to pay all short- and long-term financial commitments.

(d) sources of financing for working capital and for investments in long term assets used by the Company

Fundraising in 2020, 2019 and 2018 was carried out through: (A) financial contracts that represent: (i) financing denominated in reais with an obligation to pay principal and interest rate linked to the DI rate; (ii) financing denominated in foreign currency, which is immediately “exchanged” in its entirety for payment obligations denominated in reais and with an interest rate pegged to the DI rate, through swap operations; (B) funding in the capital market through the issuance of debentures; (C) cash generation through its operation; and (D) prepayment of receivables.

Also, in relation to 2019, fundraising also took place through financing denominated in COP for international operations in Colombia.

In 2020, 2019 and 2018, there were no difficulties in obtaining financing or refinancing existing debt.

(e) sources of financing for working capital and for investments in long term assets that the Company intends to use to cover liquidity deficiencies

In the opinion of the Executive Board, the sources of financing used in the fiscal years ended on December 31, 2020, 2019 and 2018 are adequate and will continue to be used by the Company as sources of financing, if necessary.

(f) Levels of indebtedness and the characteristics of such debts as well as whether the issuer has complied with these restrictions

i. Relevant loan and financing contracts

The tables below show the Company's indebtedness with financial institutions and the funds raised in the capital market on December 31, 2020, 2019 and 2018. Debt composition, including: (i) loans and financing and (ii) debentures.

In BRL$ million

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	Average rate	12.31.2020	12.31.2019	12.31.2019
Debentures
Debentures	CDI + 2.44% p.a.	6,644	7,962	-
Cost of funding		(45)	(79)	-
		6,599	7,883	-
Loans and financing
In national currency
BNDES	3.72% p.a.	-	23	30
Working Capital	TR + +9.8% p.a.	72	84	95
Working Capital	CDI + 1.97% p.a.	910	500	-
Swap contracts		(11)	(10)	(9)
Cost of funding		(14)	(13)	(2)
		957	584	114
In foreign currency
Working Capital	IBR3M + 2%	-	46	275
Working Capital	USD + 2.35%	264	287	380
Swap contracts		(57)	(18)	(43)
Cost of funding		-	(1)	-
		207	314	612
total		7,763	8,781	726

Maturity schedule of loans and financing, including derivatives in long term assets and liabilities.

Maturity	12.31.2020
From 1 to 2 years	2,484
From 2 to 3 years	2,790
From 3 to 4 years	224
From 4 to 5 years	224
After 5 years	8
Subtotal	5,730

Cost of funding	(30)
total	5,700

Financing of working capital, swap and consumer financing by intervention.

Financing of working capital and Debentures

The Company uses the issuance of debentures to strengthen the working capital, maintain its cash strategy, extend its debt and investment profile. The debentures issued are not convertible into shares, have no renegotiation clauses and are not guaranteed.

In connection with the issuance of debentures and the promissory notes made and part of the foreign currency loan operations, the Company has an obligation to maintain financial ratios. These ratios are calculated quarterly based on the Company's consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, being: (i) net debt (debt less cash and accounts receivable)

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/ shareholders' equity; and (ii) consolidated net debt / EBITDA ratio, as shown in the table below. As of December 31, 2020, the Company was in compliance with these ratios.

In addition, the instrument of the 1st issue of debentures of the Company provides for a restrictive clause that determines limitations on the distribution of dividends above the legal minimum and an increase in indebtedness for acquisitions of other companies.

The Company has been complying with all the restrictive clauses and, in the last 3 fiscal years ended on December 31, 2020, there was no event that would have brought forward its debts.

Swaps

The Company makes use of swap operations of 100% of the funding in US dollars and fixed interest rates, exchanging these obligations for the Brazilian currency unit Real linked to the CDI interest rates (floating). These contracts have the same term as the debt and protect interest and principal and are signed with the same economic group. The CDI's weighted average annual rate in December 2020 was 2.76% (5.96% as of December 31, 2019).

In BRL$ million

				Date
Description	Type	Issuance value	Outstanding debentures (units)	Issuance	Maturity	Annual financial charges	Unit price (in reais)	12.31.2020
1st Issue of promissory notes - 2nd series	Non-preferred	50	1	07.04.2019	07.05.2021	CDI + 0.72% p.a.	52,998,286	53
1st Issue of promissory notes - 3rd series	Non-preferred	50	1	7.4.2019	7.4.2022	CDI + 0.72% p.a.	52,998,286	53
1st Issue of promissory notes - 4th series	Non-preferred	250	5	7.4.2019	7.4.2023	CDI + 0.72% p.a.	52,998,286	267
1st Issue of promissory notes - 5th series	Non-preferred	200	4	7.4.2019	7.4.2024	CDI + 0.72% p.a.	52,998,286	214
1st Issue of promissory notes - 6th series	Non-preferred	200	4	7.4.2019	7.4.2025	CDI + 0.72% p.a.	52,998,286	213
1st Issue of Debentures - 2nd series	Non-preferred	2,000	200,000	9.4.2019	8.20.2021	CDI + 1.74% p.a.	876	1,762
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1st Issue of Debentures - 3rd series	Non-preferred	2,000	200,000	9.4.2019	8.20.2022	CDI + 1.95% p.a.	1,004	2,033
1st Issue of Debentures - 4th series	Non-preferred	2,000	200,000	9.4.2019	8.20.2023	CDI + 2.20% p.a.	1,005	2,049
Cost of funding								(45)
								6,599

Leasing obligations

The Company has adopted since January 1, 2019, with retrospective application, CPC 06 (R2) “Lease”

When signing a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration. In this situation, the Company records an asset for the right to use, and a lease obligation as a liability.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company evaluates its leasing contracts in order to identify rental relationships for a right of use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US $ 5,000 (five thousand dollars), provided that there is no option to purchase the item implied in the contract.

The contracts are then recorded, when the lease starts, as a leasing liability in exchange for the Right of Use, both at the present value of the minimum lease payments, using the contract's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The leasing term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease. Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The total amounts recorded for lease agreements are shown in the table below:

In BRL$ million

	12.31.2020	12.31.2019	12.31.2019
Financial lease liabilities - minimum payments:
Up to 1 year	172	404	81
14

From 1 to 5 years	866	1,323	347
More than 5 yeas	1,738	2,024	752
Present value of financial leasing contracts	2,776	3,751	1,180

Future financing charges	2,478	2,347	1,141
Gross value of financial leasing contracts	5,254	6,098	2,321

ii. Other long-term relationships with financial institutions

We currently do not have any relevant long-term relationships with financial institutions for the years ended December 31, 2020, 2019 and 2018, in addition to those already described in item 10.1 (f) of this Reference Form.

iii. Degree of subordination between our debts

The Executive Board informs that the degree of subordination between the Company's debts is determined in accordance with the provisions of the legislation in force.

iv. Any restrictions imposed in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions.

The instruments for the issuance of debentures and promissory notes provide for restrictive clauses that, among others, determine debt ratio and limits (financial covenants), limitations on the sale of assets and corporate restructuring operations (sale, spin-off, merger, incorporation, or transfer of corporate control). There are also loan contracts and financing instruments of the Company and its subsidiaries that, as the case may be, also contain restrictive clauses that limit the events indicated above, including:

  loan and financing contracts in national and foreign currency;
  Adhesion contract to the Financial Risks Protection System - Derivatives (swap, term and options).

Additionally, the instrument of the 1st issuance of Company debentures provides for a restrictive clause that determines dividend distribution limitations above the legal minimum and an increase in indebtedness for acquisitions of other companies.

The Company has been complying with all the restrictive clauses and, in the last 3 fiscal years, there was no event that would have brought forward its debts.

(g) Limits of financing already contracted, percentages already used.

In December 2020, there were no credit limits contracted and not used. In 2019, the Company had BRL$ 400 million of limits available through "revolving lines".

(h) Significant changes in each item of the financial statements

At the Extraordinary General Meeting held on December 31, 2020, the Company's shareholders approved the proposal for corporate reorganization, as disclosed in note 1.2 of the Financial Statements of 12.31.2020.

15

Profit and Loss Statement

	CONSOLIDATED ASSAÍ
Income Statement	12.31.2020	AH 2020.2019.	12.31.2019	AH 2019.2018.	12.31.2019
BRL$ - Millions			Resubmitted

Gross Sales Revenue	39,536	29.3%	30,574	21.8%	25,092
Net Revenue from the Sale of Goods and / or Services	36,043	28.3%	28,082	22.0%	23,017
Cost of Goods Sold and / or Services	(30,095)	29.0%	(23,327)	23.8%	(18,835)
Depreciation and Amortization - Cost	(34)	54.5%	(22)	120.0%	(10)
Gross profit	5,914	25.0%	4,733	13.4%	4,172
Selling Expenses	(2,811)	23.7%	(2,273)	19.1%	(1,908)
General and Administrative Expenses	(435)	23.6%	(352)	28.0%	(275)
Equity Pick-up Result	209	at	-	at	-
Other Operating Expenses, Net	(97)	781.8%	(11)	266.7%	(3)
Total Operating Profit	2,780	32.6%	2,097	5.6%	1,986
Depreciation and amortization	(503)	27.3%	(395)	26.2%	(313)
Operating Profit. before taxes and financial rec (expenses) -bit	2,277	33.8%	1,702	1.7%	1,673
Financial income	343	45.3%	236	-215.7%	(204)
Financial expenses	(786)	80.3%	(436)	-619.0%	84
Net financial result	(443)	121.5%	(200)	66.7%	(120)
Profit (loss) before income tax and social contribution	1,834	22.1%	1,502	-3.3%	1,553
Income tax and social contribution	(436)	2.3%	(426)	-10.7%	(477)
Net Income from Continuing Operations	1,398	29.9%	1,076	0.0%	1,076
Net Income from Discontinued Operations	-	-100.0%	(16)	at	-
Net Profit (Loss) for the Year	1,398	31.9%	1,060	-1.5%	1,076
Participation of Non-Controlling Shareholders	-	-100.0%	(13)	at	-
16

Profit (Loss) of Controlling Shareholders	1,398	33.5%	1,047	-2.7%	1,076

Comments on December 31, 2020 changes vs. 12/31/2019

	CONSOLIDATED ASSAÍ
Income Statement - Consolidated	12.31.2020	12.31.2019	AH 2020.2019.	12.31.2019	AH 2019.2018.
Gross Sales Revenue	39,536	30,574	29.3%	25,092	21.8%
Net Revenue from the Sale of Goods and / or Services	36,043	28,082	28.3%	23,017	22.0%
Gross profit	5,914	4,733	25.0%	4,172	13.4%
Gross Margin	16.4%	16.9%	0.5 p.p.	18.1%	-1.2 p.p.
Selling Expenses	(2,811)	(2,273)	23.7%	(1,908)	19.1%
General and Administrative Expenses	(435)	(352)	23.6%	(275)	28.0%
General and Administrative sales expenses	(3,246)	(2,625)	23.7%	(2,183)	20.2%
% of Net Revenue	-9,0%	-9,3%	0,3 p.p.	-9.5%	0.2 p.p.
Equity Pick-up Result	209	-	at	-	at
Other Operating Expenses, Net	(97)	(11)	781.8%	(3)	266.7%
Depreciation and amortization	(503)	(395)	27.3%	(313)	26.2%
Net financial result	(443)	(200)	121.5%	(120)	66.7%
% of Net Revenue	-1.2%	-0.7%	-0,5 p.p.	-0,5%	-0,2 p.p.
Profit (Loss) of Controlling Shareholders	1,398	1,047	33.5%	1,076	-2.7%

17

Net operating revenue

The Company's net operating revenue increased 28.3% in 2020, from BRL$ 28.082 billion in 2019 to BRL$ 36.043 billion in 2020.

The increase in net revenue is in line with the expansion plan that the Company's Management has been carrying out in recent years, in 2020 we had the opening of 19 new stores (22 stores in 2019), contributing to the 14% growth in the sales area, confirming the assertiveness of the model's expansion strategy.

Gross profit

In 2020, gross profit totaled BRL$ 5.914 billion, an increase of BRL$ 1.181 billion or 25.0% compared to December 31, 2019. Gross margin reached 16.4%, a level 0.5 pp lower than 2019, explained by the deconsolidation of Éxito in 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses went from BRL$ 2.625 billion in 2019 to BRL$ 3.246 billion in 2020, an increase of 23.7%, lower than the growth of net sales, even with the opening of 19 new stores and the establishing of the business model in 2 new states (Maranhao and Roraima), as a result of the strict control of expenses and productivity gains.

Other net Operating Income and Expenses

Other Operating Income and Expenses went from BRL$ 11 million in 2019 to BRL$ 97 million in 2020. The increase is mainly related to the expenses of the corporate restructuring.

Depreciation and amortization

In 2020, depreciation and amortization totaled BRL$ 537 million, representing an increase of 28.8% compared to depreciation and amortizations of BRL$ 417 million in 2019 This increase was mainly due to the depreciation and amortization of new investments made in 2020.

Net Financial Result

In 2020, the net financial result totaled an expense of BRL$ 443 million, representing 1.2% of net revenue (0.7% in 2019). This increase is mainly impacted by the positive variation of the CDI and an increase in the cost of debt of BRL$ 158 million when compared to 2019.

Net profit

The consolidated net profit of the Company's controlling shareholders in 2020 was BRL$ 1.398 billion (BRL$ 1.047 billion in 2019), representing an increase of 33.5%, as a result of the better operating performance and efficiency of the strategies adopted by the Company.

As approved at the Extraordinary General Meeting held on December 31, 2020, 6 gas stations and the Éxito Group operation were transferred to Companhia Brasileira de Distribuição (GPA). The result of the cash & carry activity, shown in the transactions transferred to GPA, reached a gross revenue of BRL$ 39.369 billion in 2020 with a growth of 29.6% and a net revenue of BRL$ 35.950 billion with an advance of 29.3%, in line with the expansion plan. Gross margin, despite the large number of maturing stores, reached 16.4% (0.1 p.p lower than 2019). Expenses decreased by +0.5 p.p vs 2019, thanks to productivity gains and commodity inflation. Adjusted EBITDA reached

18

BRL$2.696 billion and grew by + 38.4%, higher than the evolution of gross revenue, with a margin increase of +0.5 pp Net income reached BRL$ 1.003 billion with a margin of 2.8%.

Comments on December 31, 2019 fluctuations, vs. December 31, 2018

Net operating revenue

The Company's net operating revenue increased 22.0% in 2019, from BRL$ 23.017 billion in 2018 to BRL$ 28.082 billion in 2019.

The increase in net revenue is in line with the expansion plan that the Company's Management has been carrying out in recent years, in 2019 we had a record store opening with 22 stores (18 stores in 2018), contributing to the growth of 20% in the sales area, confirming the model's expansion strategy.

Gross profit

In 2019, gross profit totaled BRL$ 4.733 billion, an increase of BRL$ 561 million or 13.4% compared to December 31, 2018. Gross margin reached 16.9%, a level 1.2 pp lower than 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from BRL$ 2.183 billion in 2018 to BRL$ 2.625 billion in 2019, an increase of 20.2%, significantly lower than the growth in net sales, even with the opening of 22 new stores and the entry the establishing of the business model in 3 new states (Tocantins, Amapa and Rondonia), as a result of strict control of expenses and productivity gains.

Other net Operating Income and Expenses

Other Operating Income and Expenses went from BRL$ 3 million in 2018 to BRL$ 11 million in 2019. The increase is related to expenses with legal disputes.

Depreciation and amortization

In 2019, depreciation and amortization totaled BRL$ 417 million, representing an increase of 29.1% compared to depreciation and amortization of BRL$ 323 billion in 2018. This increase was mainly due to the depreciation and amortization of new investments made in 2019.

Net Financial Result

In 2019, the net financial result totaled an expense of BRL$ 200 million, representing 0.7% of net revenue (0.5% in 2018). Despite the reduction in the average CDI rate from 6.4% in 2018 to 4.9% in 2019, there was an increase in the cost of debt due to the issuance of debentures for the acquisition of Grupo Exito.

Net profit

The consolidated net profit of the Company's controlling shareholders in 2019 was BRL$ 1.047 billion (BRL$ 1.076 billion in 2018), representing a reduction of 2.7%, impacted by the non-recurring expenses for the acquisition of Exito. Excluding these expenses, the net income would have increased by approximately 6.1% when compared to 2018.

19

Financial Statement

Fiscal years ended on December 31, 2020, 2019 and 2018

Financial Statement - Consolidated Assets

(BRL$ million)	12/31/2020	Av.	AH 2020.2019.	12/31/2019	Av.	AH 2019.2018.	12.31.2019	Av.

Current assets	8,349	44.4%	-32.0%	12,282	34.2%	192.6%	4,198	38.4%
Cash and cash equivalents	3,532	18.8%	-29.7%	5,026	14.0%	256.2%	1,411	12.9%
Receivables	182	1.0%	-62.9%	491	1.4%	258.4%	137	1.3%
Inventories	3,739	19.9%	-28.0%	5,190	14.5%	132.2%	2,235	20.4%
Recoverable Taxes	768	4.1%	-31.4%	1,119	3.1%	231.1%	338	3.1%
Assets held for sale	-	0.0%	-100.0%	52	0.1%	at	-	0.0%
Derivative instruments	57	0.3%	96.6%	29	0.1%	-32.6%	43	0.4%
Other receivables	34	0.2%	-83.5%	206	0.6%	505.9%	34	0.3%
Other current assets	37	0.2%	-78.1%	169	0.5%	at	-	0.0%

Non-current assets	10,472	55.6%	-55.7%	23,623	65.8%	250.7%	6,735	61.6%
Recoverable Taxes	866	4.6%	-10.0%	962	2.7%	3.6%	929	8.5%
Derivative instruments	11	0.1%	0.0%	11	0.0%	22.2%	9	0.1%
Related parties	178	0.9%	83.5%	97	0.3%	781.8%	11	0.1%
Judicial deposits	134	0.7%	10.7%	121	0.3%	2.5%	118	1.1%
Other receivables	-	0.0%	-100.0%	37	0.1%	at	-	0.0%
Other long-term assets	1	0.0%	-98.8%	84	0.2%	at	-	0.0%
Investments	769	4.1%	140.3%	320	0.9%	at	-	0.0%
Investment property	-	0.0%	-100.0%	3,051	8.5%	at	-	0.0%
Fixed Assets	7,476	39.7%	-49.0%	14,652	40.8%	214.8%	4,655	42.6%
Intangible Assets	1,037	5.5%	-75.8%	4,288	11.9%	323.3%	1,013	9.3%

Current Assets Total	18,821	100.0%	-47.6%	35,905	100.0%	228.4%	10,933	100.0%

20

Financial Statement - Consolidated Liabilities

(BRL$ million)	12.31.2020	Av.	AH 2020.2019.	12.31.2019	Av.	AH 2019.2018.	12.31.2018	Av.

Current Liabilities	8,723	46.3%	-37.4%	13,930	38.8%	171.8%	5,125	46.9%
Suppliers	5,058	26.9%	-48.2%	9,770	27.2%	170.9%	3,607	33.0%
Lease liabilities	172	0.9%	-57.4%	404	1.1%	398.8%	81	0.7%
Loans and financing	280	1.5%	-11.4%	316	0.9%	-53.3%	676	6.2%
Debentures	1,840	9.8%	59.2%	1,156	3.2%	at	-	0.0%
Salaries and social charges	371	2.0%	-35.1%	572	1.6%	132.5%	246	2.3%
Payable Taxes and contributions	104	0.6%	-68.2%	327	0.9%	155.5%	128	1.2%
Payable Income tax and social contribution	424	2.3%	at	-	0.0%	at	-	0.0%
Payable Dividends and interest on equity	22	0.1%	100.0%	11	0.0%	at	-	0.0%
Related parties	41	0.2%	-73.0%	152	0.4%	46.2%	104	1.0%
Deferred Revenues	227	1.2%	-18.1%	277	0.8%	75.3%	158	1.4%
Minority interest purchasing obligation	-	0.0%	-100.0%	466	1.3%	at	-	0.0%
Other current liabilities	184	1.0%	-61.6%	479	1.3%	283.2%	125	1.1%

Non-current Liabilities	8,688	46.2%	-29.2%	12,274	34.2%	615.3%	1,716	15.7%
Lease liabilities	2,604	13.8%	-22.2%	3,347	9.3%	204.5%	1,099	10.1%
Loans and financing	952	5.1%	53.1%	622	1.7%	509.8%	102	0.9%
Debentures	4,759	25.3%	-29.3%	6,727	18.7%	at	-	0.0%
Deferred income and social contribution taxes	82	0.4%	-93.1%	1,191	3.3%	349.4%	265	2.4%
Provision for legal claims	282	1.5%	-19.2%	349	1.0%	47.9%	236	2.2%
Deferred Revenues	1	0.0%	-50.0%	2	0.0%	-50.0%	4	0.0%
Other long-term liabilities	8	0.0%	-77.8%	36	0.1%	260.0%	10	0.1%

Shareholders' Equity	1,410	7.5%	-85.5%	9,701	27.0%	137.1%	4,092	37.4%
Share capital	761	4.0%	-82.8%	4,421	12.3%	88.0%	2,351	21.5%
Capital reserves	4	0.0%	-77.8%	18	0.1%	12.5%	16	0.1%
Profit Reserves	645	3.4%	-74.2%	2,497	7.0%	44.8%	1,725	15.8%
21

Other comprehensive results	-	0.0%	-100.0%	162	0.5%	at	-	0.0%
Participation of non-controlling shareholders	-	0.0%	-100.0%	2,603	7.2%	at	-	0.0%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,821	100.0%	-47.6%	35,905	100.0%	228.4%	10,933	100.0%

22

December 31, 2020 vs. 12.31.2019

Asset

Current

Cash and cash equivalents

In 2020, cash and cash equivalents totaled BRL$ 3.532 billion, a reduction of BRL$ 1.494 billion compared to 2019, mainly related to the deconsolidation of the Exito Group. Cash and cash equivalents represented 18.8% of total assets on December 31, 2020 compared to 14.0% on December 31, 2019.

Receivables

As of December 31, 2020, the balance of accounts receivable totaled BRL$ 182 million, a reduction of BRL$ 309 million in relation to the balance of 2019. This variation is mainly due to the deconsolidation of the Exito Group, contributing to a decrease of BRL$ 384 million.

Inventories

Inventories decreased 28.0%, from BRL$ 5.190 billion in 2019 to BRL$ 3.739 billion in 2020, representing a reduction of BRL$ 1.451 billion. This reduction is impacted by the deconsolidation of Exito in the amount of BRL$ 2.993 billion. As of December 31, 2020, inventories represented 19.9% of total assets and 14.5% as of December 31, 2019, which also demonstrates a greater operational efficiency of the Company's management in managing inventories during the pandemic period. , even with the opening of 19 stores in 2020.

Taxes recoverable (current and long term)

As of December 31, 2020, the balance of recoverable taxes decreased by 21.5%, from BRL$ 2.081 billion in 2019 to BRL$ 1.634 billion, that is, a reduction of BRL$ 447 million, of which BRL$ 570 million refer to the deconsolidation balance of the Exito group. Other variations in this caption are mainly related to the registration of ICMS credit on the transaction in the amount of BRL$ 123 million.

Other accounts receivable and Other assets (current and long term)

As of December 31, 2020, other assets decreased 85.5%, from BRL$ 496 million in 2019 to BRL$ 72 million in 2020, a variation of BRL$ 424 million, mainly due to the deconsolidation of the Exito Group which impacted BRL$ 521 million and the receipt of BRL$ 97 million resulting from the sale of stores in the Sale Leaseback operation carried out in the last quarter of 2019 and other amounts receivable.

Non-current assets

Non-current assets, excluding fixed assets, intangible assets, investments, as well as recoverable taxes, other accounts receivable and other assets that were presented in current, went from BRL$ 3.280 billion in 2019 to BRL$ 323 million in 2020. The reduction of BRL$ 2.957 billion is mainly explained by the deconsolidation of the Exito Group.

Investment

In 2020, the Company started to have a 17.8% interest in FIC, through Bellamar, and the investment amount of BRL$ 769 million refers to the acquisition value of this interest. The investment amount of BRL$ 320 in 2019 corresponds to the investments of Grupo Exito, which was deconsolidated by the Company in 2020, as informed in item 10.1.

23

Investment property

The balance in 2019, in the amount of BRL$ 3.051 billion, is related to the Exito Group's investment property, which was deconsolidated in 2020, see note 10.1.

Fixed Assets

In 2020, fixed assets decreased 49.0%, from BRL$ 14.652 billion in 2019 to BRL$ 7.476 billion. This reduction of BRL$ 7.176 billion is represented by: (i) BRL$ 2.788 billion of addition, (ii) BRL$ 621 million of remeasurement related to IFRS 16 / CPC 06 (R2), (iii) BRL$ 10.504 billion of the deconsolidation of Grupo Exito, (iv) BRL$ 1.262 billion depreciation, (v) BRL$ 924 million from write-offs and transfers, (vi) BRL$ 1.970 billion exchange variation on the conversion from Exito’s assets, (vii) BRL$ 135 million from corporate restructuring. As of December 31, 2020, property, plant, and equipment represented 39.7% of total assets compared to 40.8% on December 31, 2019. Property, plant, and equipment balances include the right of use in the amount of BRL$ 2.429 billion on December 31, 2020 and BRL$ 3.495 billion on December 31, 2019.

Intangible Asset

In 2020, intangible assets decreased by BRL$ 3.251 billion, from BRL$ 4.288 billion in 2019 to BRL$ 1.037 billion. The reduction is mainly related to the deconsolidation of the Exito Group, whose balance was BRL$ 3.281 billion on December 31, 2020. As of December 31, 2020, intangible assets represented 5.5% of total assets compared to 11.9% on December 31, 2019.

Liabilities

Current

Suppliers

The balance of suppliers increased from BRL$ 9.770 billion in 2019 to BRL$ 5.058 billion in 2020 This variation of BRL$ 4.712 billion was mainly due to the deconsolidation of the Exito Group with a balance of BRL$ 6.449 billion and to the increase in the Company's operating activities as a result of the significant expansion carried out in recent years. As of December 31, 2020, the balance of suppliers represented 26.9% of total liabilities, including shareholders' equity, compared to 27.2% on December 31, 2019.

Lease liabilities (current and long term)

In 2020, the lease liability decreased by BRL$ 975 million, from BRL$ 3.751 billion in 2019 to BRL$ 2.776 billion in 2020. The reduction is basically represented by Grupo Exito's lease liabilities of BRL$ 2.416 billion and the addition of new contracts in the amount of BRL$ 3.391 billion.

Loans and financing (current and long term)

In 2020, loans and financing, including debentures, decreased 11.2%, from BRL$ 8.821 billion in 2019 to BRL$ 7.831 million in 2020. These loans and financing represented 41.6% of total liabilities on December 31, 2020, including shareholders' equity, compared to 24.6% on December 31, 2019. The reduction of BRL$ 990 million in loans and financing, including debentures, is mainly related to the payment of BRL$ 8 billion long-term debentures for the acquisition of Grupo Exito.

Salaries and social charges

24

In 2020, liabilities with social and labor obligations decreased by BRL$ 201 million, from BRL$ 572 million in 2019 to BRL$ 371 million, the variation of which is mainly due to the deconsolidation of the Exito Group, with an impact of BRL$ 375 million and an increase of BRL$ 174 million due to the opening of new stores.

Other liabilities and Obligation to purchase minority interest (current and long term)

The other liabilities decreased by BRL$ 789 million, from BRL$ 981 million in 2019 to BRL$ 192 million in 2020, mainly impacted by the put option of minority shareholders of the entity Grupo Disco del Uruguay SA for the amount of BRL$ 636 million and BRL$ 236 million resulting from the Exito Group and which were deconsolidated in 2020.

Non-current

Deferred income and social contribution taxes

In 2020, deferred income tax and social contribution liabilities decreased 93.1%, from BRL$ 1.191 billion in 2019 to BRL$ 82 million, representing a reduction of BRL$ 1.109 billion, mainly due to: BRL$ 208 million of unrealized gains from tax credits and hedge operations; and ii) BRL$ 883 million from Grupo Exito.

Provision for legal claims

In 2020, the provision for legal claims decreased 19.2%, from BRL$ 349 million in 2019 to BRL$ 282 million in 2020, related to the provisioning of social security and labor claims, partially offset by reversals and payments, in addition to the deconsolidation of the Exito Group. As of December 31, 2020, the provision for legal claims represented 1.5% of total liabilities, including shareholders' equity, compared to 1.0% on December 31, 2019.

Shareholders’ Equity

Shareholders' equity decreased by BRL$ 8.291 billion, from BRL$ 9.701 billion in 2019 to BRL$ 1.410 billion in 2020, this reduction is mainly due to the Company's spin-off process, see note 10.1.

Other equity accounts

The equity accounts not discussed above did not show significant variations in the comparison between the balances on December 31, 2020 and December 31, 2019.

December 31, 2019 vs. 12.31.2018

Asset

Current

Cash and cash equivalents

In 2019, cash and cash equivalents totaled BRL$ 5.026 billion, an increase of BRL$ 3.615 billion compared to 2018, mainly related to the consolidation of the Exito Group, which added BRL$ 3.150 billion in 2019 compared to 2018. Cash and cash equivalents represented 14.0% of total assets on December 31, 2019 compared to 12.9% on December 31, 2018.

Receivables

25

As of December 31, 2019, the balance of accounts receivable totaled BRL$ 491 million, an increase of BRL$ 354 million compared to the balance of 2018. This variation is mainly due to the consolidation of the Exito Group, contributing to an increase of BRL$ 303 million.

Inventories

Inventories increased 132.2%, from BRL$ 2.235 billion in 2018 to BRL$ 5.190 billion in 2019, representing an increase of BRL$ 2.955 billion. This increase is impacted by Exito's contribution of BRL$ 2.418 billion. As of December 31, 2019, inventories represented 14.5% of total assets and 20.4% as of December 31, 2018, which also demonstrates a greater operational efficiency of the Company's management in managing inventories, even with the opening of 22 stores in 2019.

Taxes recoverable (current and long term)

As of December 31, 2019, the balance of recoverable taxes increased by 64.2%, from BRL$ 1.267 billion in 2018 to BRL$ 2.081 billion, that is, an increase of BRL$ 814 million, of which BRL$ 417 million refer to the balance of the Exito group. Other variations in this caption are mainly related to the registration of ICMS credit on the transaction in the amount of BRL$ 331 million.

Other accounts receivable and Other assets (current and long term)

As of December 31, 2019, other assets increased 1,358.8%, from BRL$ 34 million in 2018 to BRL$ 496 million in 2019, a variation of BRL$ 462 million, mainly due to the consolidation of the Exito Group which impacted BRL$ 256 million and the BRL$ 100 million receivables from the sale of stores in the Sale Leaseback operation carried out in the last quarter of 2019.

Non-current assets

Non-current assets, excluding fixed assets, intangible assets, investments, as well as taxes recoverable, other accounts receivable and other assets that were presented in current, went from BRL$ 138 million in 2018 to BRL$ 3.280 billion in 2019. The increase of BRL$ 3.142 billion is mainly explained by the consolidation of the Exito Group.

Investment

In 2019, the Company started to consolidate Grupo Exito’s operations, and an amount of BRL$ 320 million, which refers to associate Tuya, financial investee of Exito, which holds a 50% interest.

Investment property

In 2019, the amount of BRL$ 3.051 billion is related to subsidiary Exito’s investment property and corresponds to commercial areas and lots that are maintained for income generation or future price appreciation and are measured at fair value through valuations carried out by third parties.

Fixed Assets

In 2019, fixed assets increased 214.8%, from BRL$ 4.655 billion in 2018 to BRL$ 14.652 billion. This increase of BRL$ 9.997 billion is represented by: (i) BRL$ 2.040 billion of addition, (ii) BRL$ 138 million of remeasurement related to IFRS 16 / CPC 06 (R2), (iii) BRL$ 8.497 billion of the acquisition of Grupo Exito, (iv) BRL$ 457 million of depreciation, (v) BRL$ 362 million decrease, and (vi) BRL$ 139 million conversion adjustment of Exito. As of December 31, 2019, property, plant and equipment represented 40.9% of total assets compared to 42.6% on December 31, 2018. Property, plant, and

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equipment balances include the right of use in the amount of BRL$ 3.495 billion on December 31, 2019 and BRL$ 1.060 billion on December 31, 2018.

Intangible Asset

In 2019, intangible assets increased by BRL$ 3.275 billion, from BRL$ 1.013 billion in 2018 to BRL$ 4.288 billion. The evolution is mainly related to the first consolidation of the Exito Group, whose balance was BRL$ 3.162 billion on December 31, 2019. As of December 31, 2019, intangible assets represented 11.9% of total assets compared to 9.3% on December 31, 2018.

Liabilities

Current

Suppliers

The balance of suppliers increased from BRL$ 3,607 billion in 2018 to BRL$ 9,770 billion in 2019. This variation of BRL$ 6.163 billion was mainly due to the consolidation of the Exito Group with a balance of BRL$ 5.208 billion and to the increase in the Company's operating activities as a result of the significant expansion carried out in recent years. As of December 31, 2019, the balance of suppliers represented 27.2% of total liabilities, including shareholders' equity, compared to 33.0% on December 31, 2018.

Lease liabilities (current and long term)

In 2019, lease liabilities increased by BRL$ 2.571 billion, from BRL$ 1.180 billion in 2018 to BRL$ 3.751 billion. The increase is basically represented by Exito Group’s leasing liabilities of BRL$ 1.817 billion.

Loans and financing (current and long term)

In 2019, loans and financing, including debentures, increased 1,033.8%, from BRL$ 778 million in 2018 to BRL$ 8.821 million in 2019. These loans and financing represented 24.6% of total liabilities on December 31, 2019, including debentures, compared to 7.1% on December 31, 2018. The increase of BRL$ 8.043 million in loans and financing, including debentures, is mainly related to the raising of BRL$ 8 billion in long-term debentures for the acquisition of Grupo Exito.

Salaries and social charges

In 2019, liabilities with social and labor obligations increased by BRL$ 326 million, from BRL$ 246 million in 2018 to BRL$ 572 million, the variation of which is mainly due to the consolidation of the Exito Group, with an impact of BRL$ 293 million.

Other liabilities and Obligation to purchase minority interest (current and long term)

Other liabilities increased by BRL$ 846 million, from BRL$ 135 million in 2018 to BRL$ 981 million in 2019, mainly impacted by the put option of minority shareholders of the entity Grupo Disco del Uruguay SA for the amount of BRL$ 466 million and BRL$ 260 million resulting from the consolidation of the Exito Group.

Non-current

Deferred income and social contribution taxes

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In 2019, deferred income taxes and social contribution liabilities increased 349.4%, from BRL$ 265 million in 2018 to BRL$ 1.191 billion, representing an increase of BRL$ 926 million, mainly due to: BRL$ 1.217 billion in depreciation of property, plant and equipment items; and ii) BRL$ 253 million in tax losses from Grupo Exito.

Provision for legal claims

In 2019, the provision for legal claims increased 47.9%, from BRL$ 236 million in 2018 to BRL$ 349 million, related to the provisioning of social security and labor claims, partially offset by reversals and payments, in addition to the balances arising from the acquisition of the Exito Group. As of December 31, 2019, the provision for legal claims represented 1.0% of total liabilities, including shareholders' equity, compared to 2.2% on December 31, 2018.

Shareholders’ Equity

Shareholders' equity increased by BRL$ 5.609 billion, from BRL$ 4.092 billion in 2018 to BRL$ 9.701 billion in 2019, this increase is due to the following factors: (i) BRL$ 2.603 billion of non-controlling interest resulting from the acquisition of Grupo Exito; (ii) an increase of BRL$ 2.070 billion in share capital arising from the payment of capital through 2 properties in the amount of BRL$ 67 million and the capitalization of the Advance for Future Capital Increase - AFAC in the amount of BRL$ 2.003 billion.

Other equity accounts

The equity accounts not discussed above did not show significant variations in the comparison between the balances on December 31, 2020 and December 31, 2019.

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10.2 Operating and financial results

(a) Results of our operations, in particular:

(i) description of any important components of our revenue

The Company's revenues come from Assai's self-service operations.

For more details on variations in net revenue, see item 10.1 (h) of this Reference Form.

(ii) factors that materially affected our results of operations

For information about the factors that materially affected our results of operations, see item 10.1 (h) of this Reference Form.

(b) changes in our revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

In 2019, the performance of the expansion of stores together with their correct positioning and successful commercial policy resulted in an increase of more than 3x in sales in the last 5 years, with an increase in market share to 28.5% (+7.5 pp in the period), contributing to the growth of the wholesale business model in the country.

Revenues in 2019 reached BRL$ 28.1 billion (+ 22%), an increase of approx. BRL$ 5 billion in the year, driven by the excellent performance of the 22 stores (21 organic and 1 conversion) opened in the year and the maturation of the expansion in previous years, in addition to the 6.3% growth in “same stores”, despite the robust base comparison in 2018 (+ 8.1%). The Company ended 2019 with a total sales area of 713 thousand m².

2020 posed great challenges for all business segments in Brazil and worldwide, and Assai worked with discipline and efficiency, resulting in the highest net revenue in its history, reaching BRL$ 36.0 billion, with an increase approximately BRL$ 8.0 billion in the year. This result was driven by the excellent performance of the 19 stores opened in the year and the establishment of the expansion in previous years (14.1% growth in “same stores”). This solid performance resulted in an important gain in market share in the Wholesale sector, confirming the adherence of the market positioning and the successful commercial policy of the business. The company ended the year with a total of 809 thousand m² of sales area.

For further information on variations in revenues, see item 10.1 (h) of this Reference Form.

(c) impact of inflation, changes in the prices of the main inputs and products, the exchange rate and the interest rate on the Company's operating and financial results

For information about the impact of deflation on net revenue, cost inflation and interest rates on the financial result, see item 10.1 (h) of this Reference Form.

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10.3 Events with relevant effects, occurred and expected, in the financial statements

(a) the introduction or sale of an operating segment

At the Extraordinary General Meeting held on December 31, 2020, the shareholders of the Company and GPA approved the proposed corporate reorganization that comprises the total spin-off of the subsidiary Exito to GPA. Exito is a Colombian company operating in this country under the brands of supermarkets and hypermarkets Exito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the flag Libertad and in Uruguay operating with the flags Disco and Devoto. Additionally, Exito operates shopping centers in Colombia under the Viva brand. See more details in item 10.

(b) the constitution, acquisition, or sale of equity interest

(i) Corporate reorganization

At the Extraordinary General Meeting held on December 31, 2020, the Company’s and GPA’s shareholders approved the proposal for a corporate reorganization comprising:

i) Spin-off of the Company: partial spin-off of Sendas with the incorporation of the spun collection by GPA, whose net book value determined by the independent appraisal company was BRL$ 9,179, comprising 90.93% of the total Exito shares held by the Company, corresponding to 393,010,656 (three hundred and ninety-three million, ten thousand, six hundred and fifty-six) shares and equivalent to approximately 87.80% of the total shares issued by Exito (“Exito Participation”) and by 6 ( six) gas stations held by Sendas (“Operational Assets”), in the amount of BRL$ 25; and

ii) Spin-off of GPA: partial spin-off of GPA, aiming to segregate the total equity interest that GPA holds in the Company, whose net book value determined by the independent appraisal company was BRL$ 1,216, with the delivery of the shares issued by Sendas owned by GPA directly to GPA shareholders, on the basis of one share issued by the Company for each share issued by GPA.

In the process of separation between Sendas and GPA, an exchange of assets was carried out which transferred to GPA 9.07% of the total shares of Exito held by the Company, corresponding to 39,246,012 (thirty-nine million, two hundred and forty-six thousand and twelve) shares and equivalent to approximately 8.77% of the total shares issued by Exito, upon receipt of the following assets owned by GPA:

i) 50% of the shares representing the share capital of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a company that holds 35.76% Financeira Itaú CBD S.A’s share capital. – Credit, Financing and Investment (“FIC”), totaling BRL$ 769 and real estate, totaling BRL$ 146;

ii) BRL$ 685 through a capital increase in the Company, of which: a) BRL$ 500 in cash; b) BRL$ 140 through the capitalization of amounts payable to GPA; c) BRL$ 45 through the net book assets of store assets for future exploration by the Company; and

iii) BRL$ 168 related to contingencies and related judicial deposits and which the Company and GPA have agreed to be responsible for after the Spin-off. These indemnity effects were recorded in related parties.

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(c) unusual events or operations

Not applicable.

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10.4 - Significant changes in accounting practices - Reservations and emphases in the opinion of the

(a) auditor significant changes in accounting practices

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify rental relationships for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US $ 5,000.

The contracts are then recorded, when the lease starts, as a leasing liability in exchange for the Right of Use, both at the present value of the minimum lease payments, using the contract's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The leasing term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

(b) significant effects of changes in accounting practices

Not applicable.

(c) reservations and emphases present in the auditor's report

There were no reservations in our independent auditor's report regarding our financial statements for the fiscal years ended December 31, 2020, 2019 and 2018.

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10.5 Critical accounting policies

Judgments, estimates and assumptions

The preparation of the Company's financial statements requires Management to make judgments and estimates and adopt assumptions that affect the amounts shown for revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the end of the year, however, the uncertainties regarding these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future years. In the process of applying the Company's accounting policies, Management adopted the following judgments, which had the most significant effect on the amounts recognized in the financial statements:

1) Impairment

According to the method disclosed in notes 16.1 and 17.1, the Company carried out a test to verify the assets that could not be recoverable and in the fiscal year ended December 31, 2020, based on the tests performed, there was no need to recognize a loss.

a) Test of recovery of operating assets of stores

The procedure for verifying non-realization consisted of grouping operational and intangible assets (such as goodwill) directly attributable to the stores. The test steps were as follows:

• Step 1: the book value of properties in rented stores was compared to a sales multiple (35%) representing transactions between companies in the same sector. For stores with a multiple value below the book value, we move to a more detailed method, described in Step 2.

• Step 2: the Company considers the highest value among discounted cash flows using the 5.6% perpetuity growth (4.5% in 2019) for periods exceeding five years and a discount rate of 9.8% (8.7% in 2019) or appraisal reports prepared by independent experts for its own stores.

b) Test of recovery of intangibles of indefinite useful life

For the purpose of testing for impairment, goodwill and brands acquired through business combinations and licenses with an indefinite duration were allocated to the Cash Generating Units (CGUs), which are also operating segments that disclose information.

The recoverable amount is determined by means of a calculation based on the value in use, derived from financial budgets cash projections approved by Senior Management for the next three years. The discount rate applied to cash flow projections is 9.8% (8.4% in 2019), and cash flows that exceed the three-year period are extrapolated using a growth rate of 4.6% (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets.

As a result of this analysis, there was no need to record a provision for impairment of these assets.

2) Income taxes

Due to the nature and complexity of the Company's business, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company sets up provisions, based on reasonable estimates, for due taxes. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in

33

interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

Deferred income tax and social contribution assets are recognized for all unused tax losses and temporary differences, insofar as it is probable that there will be taxable profit and tax credits may be offset. The definition of the amount of deferred income tax and social contribution assets that can be recognized requires a significant degree of judgment on the part of the Management, based on profit estimates and the level of future taxable real profit, according to the strategic plan approved by the Board of Directors.

For cases in which it is not possible to justify the realization of benefits, the potential for deferred income tax and social contribution credits is lowered. These losses do not have a statute of limitations, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities, which have tax planning opportunities to use these balances. Note 23 provides further details on taxes.

3) Fair value of derivatives and other financial instruments

When it is not possible to obtain them in active markets, the fair value of financial assets and liabilities recorded in the financial statements is determined according to the hierarchy established by technical pronouncement CPC 46 / IFRS 13 - Measurement of fair value, which determines certain valuation techniques, including the discounted cash flow model. The information for these models is obtained, whenever possible, from observable markets or information, from comparable operations and transactions in the market. The judgments include an examination of the information, such as liquidity risk, credit risk and volatility. Any changes in the assumptions related to these factors may affect the fair value shown of the financial instruments.

The fair value of financial instruments actively traded in organized markets is determined based on market prices and at the end of the years.

In the case of financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include using recent market transactions between independent parties, benchmarking the fair value of similar financial instruments, analyzing discounted cash flow or other valuation models.

4) Provision for legal claims

The Company is a party to a number of judicial and administrative proceedings (note 20) and provisions for legal claims are set up for all lawsuits that represent an expectation of probable and estimated losses with a certain degree of fairness. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of the occurrence and amounts involved and the assessment of external lawyers.

5) Taxes to be recovered

The Company has a balance of recoverable taxes mainly related to ICMS, ICMS for Tax Substitution - ST, PIS and COFINS. These taxes are realized based on growth projections, operational issues, and generation of debts for the consumption of these credits. See note 11 for further details on credits and their compensation.

6) Inventories

Inventories are measured at the lowest value between the acquisition cost and their realization value, calculates by the weighted average cost. The net realizable value is calculated at the average

34

selling price, less: (i) taxes levied on the sale; (ii) personnel expenses linked directly to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in condition for sale. Inventories are reduced to their recoverable value through estimates of loss due to robbery, theft, scrap, slow turnover of goods and loss estimate for goods that will be sold with negative gross margin, including showcase products.

7) Joint operation (Joint Venture)

The Company's investment in FIC is recognized as a joint operation (Joint Venture) and is accounted for using the equity method. Based on the equity method, investment in a Joint Venture in accordance with CPC18 (R2) / IAS28 - Investment in Associates, Subsidiaries and Joint Ventures (Joint Ventures) is initially recognized at cost. The carrying amount of the investment is adjusted for the purpose of recognizing changes in the Company's interest in the joint venture's shareholders' equity as of the acquisition date.

The financial statements of the Joint Venture are prepared for the same reporting period as those of the Company. When necessary, adjustments are made so that the policies are aligned with those of the Company.

After applying the equity method, the Company determines whether it is necessary to recognize additional impairment on the investment in its Joint Venture. The Company will determine, on each annual balance sheet closing date, whether there is objective evidence that the investment in the Joint Venture suffered a loss due to impairment. If found, the Company calculates the amount of the impairment loss as the difference between the Joint Venture's recoverable amount and the carrying amount and recognizes the loss in the income statement. On December 31, 2020, the Company did not carry out the analysis, considering that on this date it recognized the initial interest, as described in note 13.1.

8) Leasing

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify rental relationships for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US $ 5,000.

The contracts are then recorded, when the lease begins, as a Lease Liability in exchange for the Right of Use (notes 21), both at the present value of the minimum lease payments, using the contract's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The leasing term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated

35

useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company and its subsidiary as lessors

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Leasing contracts totaled BRL$ 2.776 billion on December 31, 2020 (BRL$ 3.751 billion on December 31, 2019), according to the table below:

	12.31.2020	12.31.2019
Financial lease liabilities - minimum payments:
Up to 1 year	172	404
From 1 to 5 years	866	1,323
More than 5 yeas	1,738	2,024
Present value of financial leasing contracts	2,776	3,751

Future financing charges	2,478	2,347
Gross value of financial leasing contracts	5,254	6,098

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10.6 Relevant items not shown in the financial statements

(a) the assets and liabilities held by the Company, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items)

(i) Active and passive operating leases

Operating lease - Contingent payments

	12.31.2020	12.31.2019	12.31.2018
Expenses (income) for the period:
Variables (0.5% and 1.6% of sales)	16	19	12
Sub-Leases (*)	22	20	11

(*) Refers mainly to rental contracts receivable from commercial galleries

Financial leasing

Financial leasing contracts totaled according to the following table:

	12.31.2020	12.31.2019
Financial leasing liabilities - minimum payments
Up to 1 year	172	404
From 1 to 5 years	866	1,323
More than 5 yeas	1,738	2,024
Present value of financial leasing contracts	2,776	3,751

Future financing charges	2,478	2,347
Gross value of financial leasing contracts	5,254	6,098

(ii) receivables portfolios written off over which the entity maintains risks and responsibilities, indicating the respective liabilities

The Executive Board clarifies that there are no written-off receivables portfolios on which the entity maintains risks and responsibilities not evidenced in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(iii) contracts for the future purchase and sale of products or services

The Executive Board clarifies that there are no future purchase and sale contracts for products or services not shown in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(iv) unfinished construction contracts

The Executive Board clarifies that there is no unfinished construction not shown in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(v) contracts for future financing receipts

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The Executive Board clarifies that there are no contracts for future financing receipts not shown in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(b) Other items not shown in the financial statements

There are no other items not shown in the financial statements, other than those mentioned in item 10.6 (a) above.

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10.7 Comments on items not shown in the financial statements

(a)         how such items change or may change revenues, expenses, operating income, financial expenses or other items in the Company's financial statements;

In accordance with current accounting standards, the Company discloses in its consolidated financial statements all relevant transactions to which it is a party or retains any risk due to equity interest or contract. There are no transactions or operations not shown in the financial statements that could significantly impact the Company.

(b)         nature and purpose of the operation;

Not applicable.

(c)         nature and amount of obligations assumed and rights generated in favor of the Company as a result of the operation.

Not applicable.

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10.8 Business plan

The Company reinforces to its shareholders and the market in general that its business plan was prepared in a scenario in order to provide for a milder scenario in relation to the context faced by the COVID-19 pandemic in Brazil. Accordingly, the Company reserves the right to change the business plan at any time, depending on the measures adopted by the Government to contain its progress.

(a)         investments, including:

(i)          quantitative and qualitative description of investments in progress and planned investments

The gross Investment Plan for Assai for 2021 totals around BRL$ 1.47 billion for the construction of new units and the conversion of hypermarkets (25 to 28 stores), renovation of existing stores, logistics and technology.

(ii)         investment financing sources

The Company obtains funds for operations and investments, mainly through its operating cash flow, expansion reserve, capital budget, bank loans, prepayment of receivables, financing obtained from BNDES, in addition to raising funds in the securities market. capital through the issuance of debentures, CRA (Agribusiness Receivables Certificate), promissory notes among other sources of financing.

(iii)       relevant divestments in progress and expected divestments.

At the moment, we do not have a forecast for new Sales Lease Back operations.

(b)         provided it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that are expected to materially influence our operational capacity.

There are no events to disclose.

(c)         new products and services, indicating: (i) description of ongoing research already disclosed; (ii) total amounts spent on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

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10.9 Other factors with relevant influence

The Company is not aware of other factors that have significantly influenced its operating performance and which have not been identified or commented on in the other items of this Section 10.

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II.	Destination of Income for the fiscal year ended December 31, 2020

The Company's management proposes that the results for the year ended December 31, 2020 should be the intended destination below, as detailed in accordance with Annex 9-1-II of ICVM 481, in compliance with the provisions of Article 9, item II, of ICVM 481:

Income for the fiscal year ended December 31, 2020
(Annex 9-1-II to ICVM 481)

1.               Inform the net income for the year

BRL 2,178,759,526.46

2.               Inform the overall amount and the amount per share of dividends, including advanced dividends and interest on the shareholders’ equity already declared

The Board of Directors proposes that the Ordinary General Meeting approve the distribution of dividends and interest on equity in the amount of BRL 583,653,788.08, thus totaling the overall amount of the minimum mandatory dividends calculated for the fiscal year ending December 31, 2020.

Event of Declaration		AGM dated as of 04/28/2021	AGM dated as of 04/28/2021
Proceeds		Interest on equity	Dividends
Distributed amount		R$ 456.087.886,97 (being R$ 387.674.703,93 net of tax)	BRL 127.565.901,11
Gross Amount per Share	Common Share	BRL 1,701093954	R$ 0,475788964
Determination period		Exercício 2020	Year 2020
Distribution Shareholder Base		05/05/2021	05/05/2021
Ex-Rights Trading Start Date		06/05/2021	06/05/2021
Shareholders payment date		15/06/2021	15/06/2021

3.               Inform the percentage of net profit for the year distributed

2020
BRL
Net Profit for the Year	2,178,759,526.46
Legal Reserve	108,937,976.32
Subsidy reserve	8,859,130.00
Adjusted Net Profit	2,060,962,720.14
Interest on the Shareholders’ Equity (net of tax)/Dividends distributed	515,240,605.03
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Percentage on adjusted net profit	25%

It should be emphasized that the minimum mandatory dividend of 25% is calculated based on the adjusted net profit, which is the net profit for the year less the amounts allocated to the legal reserve, under Article 32, Paragraph 1, letter (a) of the Company’s Bylaws.

4.               Inform the overall amount and the amount per share of dividends distributed based on profits from previous fiscal years

Not applicable

5.               Inform, deducted the advanced dividends and interest on the shareholders’ equity already declared:

a.               The gross amount of dividends and interest on the shareholders’ equity, in segregated manner, per share of each kind and class

Gross Amount	Dividend/Common share	BRL 0. 475788964
	Interest on the Shareholders’ Equity/Common Share	BRL 1701093954

b.               The method and term of payment of dividends and interest on the shareholders’ equity

The payment of dividends and interest on the shareholders’ equity will be made in Brazilian currency until 06/15/2021.

c.                Possible incidence of updating and interest on dividends and interest on the shareholders’ equity

There is no restatement and interest on dividends and interest on equity. The Company proposes to distribute the gross amount of interest on equity in the amount of BRL 456,087,886.97

d.               Declaration date of payment of dividends and interest on the shareholders’ equity considered for identification of the shareholders that will be entitled to receive them

05/05/2021.

6.               In case there was a declaration of dividends or interest on the shareholders’ equity based on profits calculated in semi-annual balance sheets or in shorter periods

a.               Inform the amount of dividends or interest on the shareholders’ equity already declared

Not applicable.

b.               Inform the date of the respective payments

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Not applicable.

7.               Provide a comparative table indicating the following amounts per share of each kind and class:

a.               Net profit for the year and the previous three (3) fiscal years

b.               Dividend and interest the shareholders’ equity distributed in the previous three (3) years

	2017	2018	2019	2020
Net profit for the year	BRL 618,599,356.05	BRL 1,193,267,188.67	BRL 790,213,253.57	BRL 2,178,759,526.46
Total dividend distributed (net)	BRL 146,917,347.06	BRL 389,758,775.45	BRL 187,675,647.72	BRL 515,240,605.03
Dividend referring to Preferred Shares (net)	BRL 0.571136903	BRL 1.513607835	BRL 0.123380937	Not applicable
Dividend referring to Common Shares (net)	BRL 0.519215367	BRL 1.376007123	BRL 0.694279506	BRL 1.92173282

8.               In case of allocation of profits to the legal reserve

a.               Identify the amount allocated to the legal reserve

BRL 108,937,976.32

b.               Detail the calculation of the legal reserve

Net Profit: BRL 2,178,759,526.46

Legal Reserve (5% of Net Profit): BRL 108,937,976.32

9.               If the company has preferred shares entitled to fixed or minimum dividends

a.               Describe the form of calculation of the fixed or minimum dividends

In an Extraordinary General Meeting held on December 30, 2019, it was approved the migration of the Company to the Novo Mercado and the conversion of all preferred shares of its issue into common shares, in the proportion of one common share for each preferred share. In this regard, since March 02, 2020, the preferred shares issued by the Company ceased to be traded and only common shares are now traded, already in the Novo Mercado listing segment of B3.

b.               Inform whether the year’s profit is sufficient for the full payment of fixed or minimum dividends

Yes, it is sufficient.

c.                Identify whether any unpaid portion is cumulative

There is no unpaid portion of fixed or minimum dividends.

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d.               Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Overall amount of dividends paid to holders of preferred shares	Not applicable

e.                Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Amount of dividends paid to each preferred share	Not applicable

10.            With respect to the mandatory dividend

a.               Describe the calculation manner provided in the bylaws

Under Article 32 of the Company’s Bylaws, the shareholders will be entitled to receive in each fiscal year, by way of dividends, a mandatory percentage of twenty-five percent (25%) on the net profit for the fiscal year, with the following adjustments: (a) the decrease of the amounts allocated during the fiscal year to the creation of legal reserves and contingency reserves; and (b) the increase of the amounts resulting from reversion during the year of reserves for contingencies previously formed.

The payment of the dividend determined under the preceding paragraph may be limited to the amount of the net profit for the year that has been realized under the law, provided that the difference is registered as a reserve of profits to be realized.

The profits registered in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent years, must be added to the first dividend declared after the realization.

b.               Inform if it is being fully paid

The mandatory dividend will be paid as dividends, in accordance with the table in item 2 above.

c.                Inform the amount eventually withheld

Not applicable.

11.            In case of withholding of the mandatory dividend due to the company’s financial situation

a.               Inform the withholding amount

Not applicable.

b.               Describe in details the company’s financial situation, including aspects related to liquidity analysis, working capital and positive cash flow

Not applicable.

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c.                Justify the dividend withholding

Not applicable.

12.            In case of income allocation to the contingencies reserve

a.               Identify the amount allocated to the reserve

Not applicable.

b.               Identify the loss deemed as probable and its cause

Not applicable.

c.                Explain why the loss was deemed as probable

d.               Justify the creation of the reserve

Not applicable.

13.            In case of income allocation to the profit reserve to be realized

a.               Inform the amount allocated to the profit reserve to be realized

Not applicable.

b.               Inform the nature of the unrealized profits that gave rise to the reserve

Not applicable.

14.            In case of income allocation to statutory reserves

a.               Describe the statutory clauses that establish the reserve

The Expansion Reserve described in Article 32, paragraph 2 of the Bylaws, has the purpose of ensuring resources to finance additional fixed and current capital investments and shall be formed with up to 100% of the net profit remaining after the allocations referred to in letters “a”, “b”, and “c” of item (iii) of Article 32 of the Bylaws, and the total of this reserve cannot exceed the Company’s share capital.

b.               Identify the amount allocated to the reserve

BRL 1,477,308,632.06

c.                Describe how the amount was calculated

100% of the remaining net income after allocations to legal reserve, reserve for tax incentives and dividends and interest on equity (gross amount), as shown below.

Net Profit: BRL 2,178,759,526.46

Legal Reserve: BRL 108,937,976.32

Tax incentive reserve: BRL 8,859,130.00

Dividends and interest on equity (gross amount): BRL 583,653,788.08

15.            If there is profit withholding provided in the capital budget

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a.               Identify the withholding amount

Not applicable.

b.               Provide a copy of the capital budget

Not applicable.

16.            In case of income allocation to the tax incentive reserve

  Inform the amount allocated to the reserve

BRL 8,859,130.00

  Explain the nature of the allocation

It is proposed to allocate to the Tax Incentives Reserve, in accordance with Art. 195-A of Law No. 6,404/1976, the total amount of BRL 8,859,130.00, originating in 2020, related to State Goods and Services Tax (ICMS) tax incentives granted by the State of Pernambuco to the Company, to promote business activities in the region.

********************

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III.	PROPOSED GLOBAL COMPENSATION OF MANAGEMENT AND THE FISCAL COUNCIL MEMBERS

The Company's management proposes the overall remuneration of the directors and the Fiscal Council, if the shareholders require its installation, for the fiscal year 2021, in the total amount of R$ 67,497,788.83, distributed as follows:

I.	Board of Executive Officers: up to R$ 25,031,584.53, highlighting that this amount includes the expense arising from the contracts concluded with the Directors in relation to the Company's Stock Option Plans, which are not of the nature of remuneration for labor purposes.

II.	Board of Directors: up to R$ 42,034,204.30, highlighting that this amount includes the expense arising from the contracts concluded with the members of the Board of Directors in relation to the Company's Stock Option Plans, which are not of the nature of remuneration for labor purposes.

III.	Fiscal Council (if installed): up to R$ 432,000.00.

In addition, pursuant to article 12, subparagraph II of CVM Standard 481, the Company submits the information as seth forth by section 13 of the Reference Form, pursuant to item 13 of Annex 24 of CVM Standard 480.

Proposed global compensation of Management and the Fiscal Council Members
(Item 13 of the Reference Form)

13. Remuneration of the managers

13.1 - Description of the remuneration policy or practice, including the non-statutory board of officers

(a)	purposes of the remuneration policy or practice, informing whether the remuneration policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the world wide web where the document may be consulted.

The purposes of the Company’s remuneration policy or practice, with respect to the remuneration of its managers and members of the committees, is to remunerate them in accordance with market practices, enabling the attraction and retention of qualified professionals and the involvement with the Company.

The current remuneration policy was approved by the Board of Directors on February 6, 2020 and is available on the Investor Relations website, in the Corporate Governance section, and on the CVM website.

(b)	composition of the remuneration, indicating:

i.	description of the elements of remuneration and the purposes of each one of them
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(i) A portion of fixed remuneration, calculated based on the position and qualification of the individual, with the objective of maintaining balance in relation to market practice in general and according to the results obtained from an annual survey carried out by external consultants hired by the Company;

(ii) Direct and indirect benefits;

(iii) Short-term variable remuneration (corresponding to participation in the profits and results), with annual payment linked to the Company’s results for the statutory Board of Officers and, in the cases of the Board of Directors and Advisory Committees, linked to the dedication of more time or the fulfillment of specific responsibilities related to the Company’s strategy;

(iv) Long-term variable remuneration (corresponding to stock option plans and/or free shares plan), with annual grant and deferred payment over a three-year period; and

(v) Post-employment benefits, corresponding to the counterpart in a private pension plan for opting parties.

The remuneration of the members of the Audit Committee will consist of fixed monthly remuneration, unrelated to the effective participation in meetings, which cannot be lower, for each member in office, to 10% of the fixed remuneration that, on average, is attributed to each director, pursuant to paragraph 3 of article 162 of Law 6,404/76.

ii.	what is the proportion of each element in the total remuneration

The table below shows the proportion of each element in the composition of total remuneration in the previous fiscal years:

For the fiscal year ended December 31, 2020:

% in relation to total remuneration
	Base Salary	Direct and Indirect Benefits	Variable Remuneration	Stock Option Plans	Total
Board of Directors	90.08%	4.27%	0.00%	5.65%	100.0%
Board of Officers	60.49%	2.06%	18.96%	18.50%	100.0%
Audit Committee	100.00%	0.00%	0.00%	0.00%	100.0%

For the fiscal year ended December 31, 2019:

% in relation to total remuneration
	Base Salary	Direct and Indirect Benefits	Variable Remuneration	Stock Option Plans	Total
Board of Directors	88.27%	5.90%	0.00%	5.83%	100.0%
Board of Officers	51.54%	2.36%	20.91%	25.19%	100.0%
Audit Committee	-	-	-	-	-

For the fiscal year ended December 31, 2018:

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% in relation to total remuneration
	Base Salary	Direct and Indirect Benefits	Variable Remuneration	Stock Option Plans	Total
Board of Directors	85.1%	14.9%	0.0%	0.0%	100.0%
Board of Officers	45.5%	2.8%	18.4%	33.3%	100.0%
Audit Committee	100.0%	0.0%	0.0%	0.0%	100.0%

iii.	calculation and adjustment methodology for each of the elements of remuneration

In order to fix the remuneration of the managers, the Company regularly conducts market research, in order to assess whether the criteria and conditions it adopts for determining the remuneration are satisfactory and allows the retention of professionals, as well as analyzing the need to propose adjustments in any component of remuneration that may be misaligned. These surveys are annually carried out by specialized consultancy recognized in the market hired by the Company, and are based on the analysis of data from the main companies in the Brazilian market, with revenues and size similar to those of the Company.

Once the survey is completed, the area responsible for establishing the compensation structure for administrators and key personnel suggests compensation parameters and strategies, including for non-statutory Officers and occupants of other strategic positions that are not part of the statutory management.

The Company has an area dedicated to topics related to compensation, whose main objective is to evaluate, structure and recommend best practices. These recommendations are submitted to the Human Resources and Compensation Committee (Comitê de Recursos Humanos e Remuneração), which is responsible for forwarding and resolving matters relating to management compensation, as well as employees and non-statutory executives.

Once the remuneration structure is approved by the Human Resources and Remuneration Committee, the Board of Directors prepares the Management Proposal so that shareholders may resolve on the global amount of management compensation, always divided by body.

Regarding the variable remuneration of the officers, the Company pays its officers under the terms of Law No. 10,101/2000. The calculation is based on financial and non-financial indicators, independent between themselves, aligned with the Company’s strategic planning, defined based on the business plan and the results to be achieved by the Company, as mentioned in item 13.1.c. The profit sharing is, therefore, linked to the performance of the Company and the manager himself/herself, under the terms of the Company’s Profit Sharing Program (Programa de Participação nos Resultados da Companhia).

For additional information on the Company’s stock option plans, see item 13.4 below.

iv.	reasons that justify the composition of the remuneration

What justifies the composition of the Company’s remuneration policy is the focus on results, which depends on the continuous search for the best talents, competent, qualified, dedicated and valuable professionals for the Company.

When analyzing the value of the total compensation of a member of the Board of Officers, it is necessary to highlight that the Company endorses the compensation policy in order to ensure that the value perceived by the members of the Board of Officers is aligned with the companies with

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which we compare ourselves (the largest economic groups in Brazil) and equivalent to the total remuneration of the 10% best payers in Brazil according to the result of the referred survey.

v.	the existence of members not remunerated by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any type of remuneration because he has waived his right to receive.

(c) main performance indicators that are taken into account in determining each element of remuneration

Aiming to comply with the purposes of the remuneration policy, which is to remunerate according to market practices (measured through Korn Ferry’s Top Exec Survey, which uses the large economic groups operating in the country as parameters for comparison), making it possible to attract and retain the best talents in search of excellence, each remuneration element considers the following performance indicators in its determination:

•	Fixed remuneration (Base Salary and direct and indirect benefits): determined based on competitive remuneration structures that take into account know-how; problem solving and responsibility for each position. The Company organizes its structure by salary grades and respective average salaries for each of these grades, seeking to maintain alignment with the market’s average salary point.

•	Profit Sharing: we observe performance indicators in line with the Company’s strategic planning, defined based on its business plan, which takes into account quantitative results and the performance evaluation of the officers, under the terms of the Company’s Profit Sharing Program, celebrated under the terms of Law No. 10,101/2000. As an example, in recent years, the Company has used metrics based on the following indicators to calculate the amounts to be distributed under its Profit Sharing Programs: Net Sales, Net Margin, General Administrative and Sales Expenses, EBITDA, Net Income, Net Debt, Sustainability Index (% People with Disabilities; % Women in Leadership; Energy Consumption), Number of Tickets (Transactions) and Market Share. For the purposes of metrics, some financial indicators, including net income, are based on the French accounting standard, which is the standard used by the Company’s controlling shareholder to consolidate its subsidiaries, and which allows all executives in the group to be remunerated under the same criterion.

As may be seen, part of these indicators is strictly financial and the rest are measurable factors that contribute to the Company’s results and, therefore, have a correlation with its financial performance. Given the independence between the various indicators, it is worth noting that there will be the possibility of paying amounts to the Company’s officers under their Profit Sharing Programs in any circumstance, regardless of the distribution of dividends by the Company, based on the applicable performance indicators., under the Profit Sharing Programs celebrated annually by the Company. Thus, especially in the years in which there is a determination of net loss or net profit below the corporate goals, it is possible that the achievement of a percentage higher than 100% in the fulfillment of the goals attributed to the non-financial indicators, compensates, even partially, failure to achieve strictly financial indicators. The total amount paid under the Profit Sharing Programs is foreseen and limited by the terms and conditions provided for in the referred Programs.

The results of the Group and Individual indicators are measured according to the minimum, target and maximum ranges, stipulated and approved, respectively, by the

51

Human Resources and Compensation Committee and by the Board of Directors. It is the average of such results that will define the percentage to be applied on the target of each individual’s Profit Sharing Programs.

For the calculation and determination of the amount to be paid under the Profit Sharing Programs, the Company applies the method called Performance Score (internally aligned with the objectives outlined by Grupo Pão de Açúcar (“GPA”) and its subsidiaries), a method that in 2020 was applied even to all employees of the Company with medium leadership, that is, called Coordinators.

•	Share-based remuneration: information on the criteria and characteristics of share-based compensation is provided in item 13.4 of the Reference Form.

(d)	how the remuneration is structured to reflect the evolution of performance indicators

The Company structures compensation through programs that monitor compliance with previously defined goals and the results actually achieved.

(e)	how the compensation policy or practice is in line with the Company’s short, medium and long-term interests

In order to align the Board of Officers with the Company’s objectives in a short and medium term perspective, the Company offers to the Officers a fixed remuneration (base salary) and, in addition, a portion of variable remuneration, to be paid in the form of participation in the results. In addition, the Company offers the Officers a stock option plan and a Remuneration Plan based on stock option that, because they have certain characteristics such as grace periods for the exercise of the options and lock up of the acquired shares, maintains the Board of Officers aligned with the Company’s objectives in a long-term perspective. It should also be clarified that the stock option plan, the Remuneration Plan based on stock option and profit sharing, make up the variable compensation of the Board of Officers.

The remuneration of the members of the Board of Directors, Audit Committee, if installed, and the Company’s committees is readjusted based on the amount usually paid by the market, encouraging such professionals to maintain excellence in the exercise of their functions and the continuous search for improved results. The stock option plans and stock option remuneration plans detailed in item 13.4, may be extended to the members of the Company’s Board of Directors. In addition, the members of the Board of Directors and the Committees may be entitled to short-term variable compensation, linked to the dedication of more time or the fulfillment of specific responsibilities related to the Company’s strategy. In this sense, the Company understands that the remuneration policy and practice are adequate to its short, medium and long term interests.

(f)	existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers

The remuneration of managers and members of the committees is mostly supported by the Company and in part by its subsidiaries.

(g)	existence of any remuneration or benefit linked to the occurrence of a specific corporate event, such as the sale of the Company’s corporate control

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There is no remuneration or benefit guaranteed to the managers or members of the Company’s committees linked to the occurrence of corporate events.

(h)	practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and the board of officers, indicating:

i.	the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate
ii.	criteria and methodology used for setting individual remuneration, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies
iii.	how often and how the board of directors assesses the adequacy of the issuer’s remuneration policy

As indicated in item 13.1.b.iii above, the Company annually conducts survey through specialized consultancy recognized in the market, with the purpose of analyzing the data of the main companies in the Brazilian market, with billing and size similar to that of the Company. Once the information has been analyzed, a global remuneration proposal based on the level of dedication and role played by each Director is submitted for approval by the Company’s Board of Directors, for final validation.

The Human Resources and Remuneration Committee and the Board of Directors assess the adequacy of the remuneration paid on an annual basis, in line with the result of the survey formulated by the specialized consultancy contracted by the Company.

13.2 Total remuneration of the board of directors, statutory board and Audit Committee

Total remuneration foreseen for the current Fiscal Year 12/31/2021 - Annual Amounts
	Board of Directors	Board of Officers	Audit Committee	Total
Number of members	13.00	3.00	3.00	19.00
Number of remunerated members	12.00	3.00	3.00	18.00
Fixed Annual Remuneration
Salary or pro-labore	25,402,614.77	11,903,959.63	432,000.00	37,738,574.40
Direct and indirect benefits	3,639,554.33	3,295,259.49	-	6,934,813.82
Committee memberships
Others
Description of other fixed remunerations
Variable Remuneration
Bonus
Profit Sharing	-	5,490,862.96	-	5,490,862.96
Participation in Meetings
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Commissions
Others
Description of other variable remuneration
Post-Employment
Termination of office
Stock-based, including options	12,992,035.20	4,341,502.45	-	17,333,537.66
Note	The total number of members of each body and the total number of remunerated members of each body was determined as specified in item 10.2.13.b of OFÍCIO-CIRCULAR/CVM/SEP/Nº 01/2021.
Total Remuneration	42,034,204.30	25,031,584.53	432,000.00	67,497,788.83

Total compensation for the current Fiscal Year 12/31/ 2020 - Annual Amounts
	Board of Directors	Board of Officers	Audit Committee	Total
Number of members	12.50	4.58	2.00	19.08
Number of remunerated members	11.50	4.58	2.00	18.08
Fixed Annual Remuneration
Salary or pro-labore	62,670,830.68	33,921,016.13	276,000.01	96,867,846.82
Direct and indirect benefits	3,063,026.96	1,211,912.04		4,274,939.00
Committee memberships
Others	1,981,794.25	1,735,557.30	55,199.99	3,772,551.54
Description of other fixed remunerations	INSS	INSS	INSS	INSS
Variable Remuneration
Bonus
Profit Sharing	0.00	11,175,169.97	0.00	11,175,169.97
Participation in Meetings
Commissions
Others
Description of other variable remuneration
Post-Employment
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Termination of office
Stock-based, including options	4,056,474.57	10,905,968.12		14,962,442.69
Note	The total number of members of each body and the total number of remunerated members of each body was determined as specified in item 10.2.13.b of OFÍCIO-CIRCULAR/CVM/SEP/Nº 02/2020.
Total Remuneration	71,772,126.46	58,949,623.56	331,200.00	131,052,950.02

Total Remuneration for the Fiscal Year of 12/31/2019 - Annual Amounts
	Board of Directors	Board of Officers	Audit Committee	Total
Number of members	12.50	4.67	0.00	17.17
Number of remunerated members	11.50	4.67	0.00	16.17
Fixed Annual Remuneration
Salary or pro-labore	33,904,696.50	30,259,546.17	-	64,164,242.67
Direct and indirect benefits	2,393,697.66	1,460,882.36	-	3,854,580.02
Committee memberships	-	-	-	-
Others	1,908,226.34	1,652,412.68	-	3,560,639.02
Description of other fixed remunerations	INSS	INSS	INSS
Variable Remuneration
Bonus	-	-	-	-
Profit Sharing	-	12,942,571.61	-	12,942,571.61
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable remuneration
Post-Employment	-	-	-	-
Termination of office	-	-	-	-
Stock-based, including options	2,366,276.83	15,595,554.69	-	17,961,831.53
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Note	The total number of members of each body and the total number of remunerated members of each body was determined as specified in item 10.2.13.b of OFÍCIO-CIRCULAR/CVM/SEP/Nº 03/2019.
Total Remuneration	40,572,897.33	61,910,967.52	0.00	102,483,864.85

Total Remuneration for the Fiscal Year of 12/31/2018 - Annual Amounts
	Board of Directors	Board of Officers	Audit Committee	Total
Total number of members	13.33	5.42	1.00	19.75
Number of remunerated members	12.33	5.42	1.00	18.75
Fixed Annual Remuneration
Salary or pro-labore	9,376,179.12	37,267,214.67	228,000.00	46,871,393.79
Direct and indirect benefits	1,640,961.27	2,315,308.11	0.00	3,956,269.38
Committee memberships	0.00	0.00	0.00	0.00
Others	1,239,187.04	3,112,563.85	0.00	4,351,750.89
Description of other fixed remunerations	INSS	INSS	INSS
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Profit Sharing	0.00	15,082,579.74	0.00	15,082,579.74
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable remuneration
Post-Employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based, including options	0.00	29,267,000.00	0.00	29,267,000.00
Note	The total number of members of each body and the total number of remunerated members of each body was determined as specified in item 10.2.13.b of OFÍCIO-CIRCULAR/CVM/SEP/Nº 02/2018.
Total Remuneration	12,256,327.43	87,044,666.37	228,000.00	99,528,993.79

13.3        Variable compensation of the board of directors, statutory board of officers and Audit Committee

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The members of the Board of Directors, the Audit Committee, when and if installed, and Advisory Committees do not receive variable remuneration in the exercise of their positions, except for exceptional payments, for their specific performance in certain extraordinary projects, as detailed in chapter 13.1 above.

Below is the variable remuneration of the members of the Board of Directors and Board of Officers of the Company, foreseen to be paid in 2021 and paid in relation to the years 2020, 2019 and 2018.

Estimated amounts for the fiscal year of 2021:

(Amounts in BRL, when applicable)	Board of Officers
Total number of members	3
Number of remunerated members	3
Bonus
Expected minimum value	0
Expected maximum value	0
Expected value - goals achieved	0
Profit Sharing
Expected minimum value	0
Expected maximum value	10,981,726
Expected value - goals achieved	5,490,863

Amounts paid with reference to the fiscal year of 2020:

(Amounts in BRL, when applicable)	Board of Officers
Total number of members	4.58
Number of remunerated members	4.58
Bonus
Expected minimum value	0
Expected maximum value	0
Expected value - goals achieved	0
Profit Sharing
Expected minimum value	0
Expected maximum value	28,981,131.30
Expected value - goals achieved	14,490,565.65
Value effectively recognized	11,175,169.97
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Amounts paid with reference to the fiscal year of 2019:

(Amounts in BRL, when applicable)	Board of Officers
Total number of members	4.67
Number of remunerated members	4.67
Bonus
Expected minimum value	0
Expected maximum value	0
Expected value - goals achieved	0
Profit Sharing
Expected minimum value	0
Expected maximum value	28,981,131
Expected value - goals achieved	14,490,566
Value effectively recognized	12,942,572

Amounts paid with reference to the fiscal year 2018:

(Amounts in BRL, when applicable)	Board of Officers
Total number of members	5.42
Number of remunerated members	5.42
Bonus
Expected minimum value	0
Expected maximum value	0
Expected value - goals achieved	0
Profit Sharing
Expected minimum value	0
Expected maximum value	29,976,392
Expected value - goals achieved	14,988,196
Value effectively recognized	15,082,580

13.4 Share-based Remuneration Plan for the board of directors and statutory board of officers

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On May 9, 2014, the Company’s shareholders approved at an extraordinary shareholders’ meeting (i) the creation of the Stock Option Plan and its respective standard grant agreement (“Option Plan”); and (ii) the creation of the Stock Option Remuneration Plan and its respective standard grant agreement (“Remuneration Plan” and, together with the Old Option Plan and the Option Plan, the “Plans”). The Stock Option Plan and the Remuneration Plan also had changes approved at (i) Annual and Extraordinary Shareholders’ Meetings held on April 24, 2015 and on April 25, 2019 and (ii) Extraordinary Shareholders’ Meeting held on December 30, 2019.

Below we describe the Plans that had options in effect on December 31, 2019:

REMUNERATION PLAN

a.	general terms and conditions

The Remuneration Plan will be managed by the Company’s Board of Directors, which established the Company’s Human Resources and Compensation Committee to assist it in the management of the Remuneration Plan, among other matters (“Committee”).

The members of the Committee will meet to grant the granting of options in the series of the Remuneration Plan and whenever necessary, to decide on the issues raised in relation to the Remuneration Plan.

Each series of granting of purchase options will receive the letter “B” followed by a number. In the fiscal year ended December 31, 2019, options granted in Series B4, B5 and B6 of the Remuneration Plan were in effect.

The employees and managers of the Company are eligible to participate in the Remuneration Plan, being certain that the employees and managers of the companies that are members of the GPA who are considered key executives may also participate (“Participant”), all of which are subject to the approval of the Board. Directors or the Committee, as applicable.

Participation in the Remuneration Plan does not interfere with the income to which the Participant is entitled as an employee and/or manager of the Company, such as salary, fees, pro labore, benefit, profit sharing and/or any other advantage or remuneration.

b.	main objectives of the plan

The Remuneration Plan establishes the conditions for the Company to grant stock options to its managers and employees, with the following objectives: (i) to attract and maintain highly qualified executives and professionals linked to the Company (or, as the case may be, to GPA companies); (ii) provide for the participation of the Company’s managers and employees (or, as the case may be, of GPA companies) in its capital and in the equity increases resulting from the results to which said managers and employees have contributed; and (iii) align the interests of the managers and employees of the Company or of GPA companies with those of its shareholders, thus encouraging the performance of these professionals and ensuring their continuity in the Company’s management.

c.	how the plan contributes to these objectives

The Remuneration Plan contributes to the objectives of the Company, by encouraging the alignment of its long-term interests and the interests of its executives to obtain high performance and appreciation of the Company.

d.	how the plan fits into the issuer’s remuneration policy

The Company believes that, by attributing to Participants the possibility of assuming an investor position, it encourages the performance of such Participants in its management to be carried out with a view to creating value for the Company and its shareholders.

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e.	how the plan aligns the interests of managers and the issuer in the short, medium and long term

Through the Remuneration Plan, the Company seeks to encourage improvements in its management, aiming at gains through its commitment to long-term results. The improvement of such results and the appreciation of the shares issued by the Company, in turn, maximize the gains of the Participants in the position of investor together with all other shareholders.

f.	maximum number of shares covered

The stock options granted under the terms of the Remuneration Plan may confer acquisition rights on a number of shares that do not exceed 2% (two percent) of the total common shares issued by the Company. The total number of shares issued or liable to be issued under the terms of the Remuneration Plan, is subject to adjustments due to splits, reverse split and bonus.

g.	maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Remuneration Plan, as described in item (f) above.

Each stock option will give the Participant the right to subscribe or acquire 1 (one) common share issued by the Company.

h.	conditions for the purchase of shares

The granting of stock options will be formalized by the signature between the Company and the Participant of the option agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, observing the provisions of the Remuneration Plan (“Option Agreement”).

For the purposes of the Remuneration Plan, the date of resolution by the Committee of the series of granting of stock options will be the date on which the options must be considered granted to the respective Participants, provided that the Participant, even at a date after the date of resolution by the Committee, agree to integrate the Remuneration Plan with the formalization of the Option Agreement (“Granting Date”).

Participants wishing to exercise their purchase options must communicate in writing to the Company, during the Exercise Period (as defined in item (i) below), their intention to do so, indicating the number of options they wish to exercise. Such communication must follow the model of exercise term attached to the respective Option Agreement (“Option Exercise Term”).

The Participant may exercise his/her call options in whole or in part, in one or more times, provided that for each exercise he/she sends the corresponding Option Exercise Term during the Exercise Period.

i.	criteria for setting the purchase or exercise price

The exercise price of each stock option granted under the Remuneration Plan must correspond to BRL 0.01 (one cent of Brazilian real) (“Exercise Price”).

j.	criteria for setting the exercise period

The options granted to a Participant will not be exercisable for a period of 36 (thirty-six) months from the Granting Date (“Grace Period”) and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Granting Date and ends on the last day of the 42nd (forty-second) month counted from the Granting Date (“Exercise Period”), except for the hypotheses of anticipation, according to item (n) and applicable sub-items below or authorized by the Committee, under the terms of the plan.

k.	settlement method
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Until the 30th (thirtieth) day of the month in which it receives the Option Exercise Term, the Company must inform the respective Participant: (i) the total exercise price to be paid, resulting from multiplying the Exercise Price by the number of options informed by the Participant in the Option Exercise Term; (ii) the date of delivery to the Participant of the shares object of the exercise of the options, which must occur after approval of the capital increase resulting from the exercise of the respective options by the Board of Directors, within the authorized capital, pursuant to the Company’s Bylaws, upon receipt of the Option Exercise Term (“Share Purchase Date”); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in local currency, by means of a discount on the Participant’s payroll, observing that the deadline will always be the 10th (tenth) day preceding the Share Purchase Date (“Payment Date”).

l.	restrictions on the transfer of shares

The Remuneration Plan does not provide for restrictions on the transfer or circulation of the shares obtained with the exercise of the options, with the exception of the Board of Directors’ competence to establish such restrictions in the granting agreements that it deems necessary.

m.	criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The options granted under the terms of the Remuneration Plan will be extinguished automatically, ceasing in full all their effects, in the following cases: (i) upon their full exercise, as established in item 6 of the Remuneration Plan; (ii) after the expiration of the call option; (iii) upon termination, by common agreement between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the cases provided for in item (n) below, subject to any specific conditions that the Committee may establish for certain Participants.

If the number, type and class of shares existing on the date of approval of the Remuneration Plan are changed as a result of bonuses, splits, reverse split, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the Committee will be responsible for making the corresponding adjustment in the number and class of shares object of the options granted and their respective exercise price, in order to avoid distortions in the application of the Remuneration Plan.

n.	effects of the manager’s exit from the issuer’s bodies on his/her rights provided for in the share-based remuneration plan

In the event of the Participant’s exit due to dismissal, with or without just cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to him/her according to the Remuneration Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i)	is dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal without just cause or removal from office without breach of the duties and attributions of the manager, the Participant may exercise, within the term of 10 (ten) days from the termination date, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant does not exercise within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity;
(ii)	is dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal for just cause or removal from his/her position for violating the duties and attributions of the manager, all purchase options already exercisable or not yet exercisable in accordance with the respective Option Agreement on the date of the
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dismissal will automatically be extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity;

(iii)	leaves the Company (or any GPA company), as the case may be, voluntarily, resigning from his/her job or resigning from his/her position as manager, all purchase options that are already exercisable or not yet exercisable. according to the respective Option Agreement on the date resignation will automatically be extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity;
(iv)	leaves the Company (or any GPA company), voluntarily having retired in the course of the employment agreement, within 15 (fifteen) days from the date of termination, the Participant may exercise all the purchase options in accordance with the Option Agreement, including the purchase options in the Grace Period, subject to the other provisions of item 6 of the Remuneration Plan. If the Participant does not exercise within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity; and
(v)	leave the Company (or any GPA company, as the case may be) due to death or permanent disability, within 30 (thirty) days from the date of dispatch of the inventory or the competent court order that enables the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the National Institute of Social Security (INSS), the Participant’s legal heirs and successors, as the case may be, may exercise all purchase options in accordance with Option Agreement, including the vesting period purchase options, in compliance with the other provisions of item 6 of the Remuneration Plan. In the absence of exercise by the heirs or legal successors of the Participant within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification, and without any indemnity.

In the event that the Participant is transferred from the Company to another Grupo Pão de Açúcar company, the Participant may exercise, within 180 (one hundred and eighty) days from the date of the transfer, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant does not exercise within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification, and without the right to any indemnity.

OPTION PLAN

a.        general terms and conditions

The Stock Option Plan will be managed by the Company’s Board of Directors, which instituted the Human Resources and Compensation Committee to assist it in the management of the Stock Option Plan, among other matters (“Committee”).

The members of the Committee will meet to grant the granting of the options of the series of the Option Plan and whenever necessary, to decide on the issues raised regarding the Option Plan.

Each series of granting of purchase options will receive the letter “C” followed by a number. In the fiscal year ended on December 31, 2019, options granted in Series C4, C5 and C6 of the Option Plan were in force.

The employees and managers of the Company are eligible to participate in the Option Plan, being certain that the employees and managers of the companies that are members of the GPA who are considered key executives may also participate (“Participant”), all of which are subject to the approval of the Board Directors or the Committee, as applicable.

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The Participant’s participation in the Stock Option Plan does not interfere with the remuneration to which the Participant is entitled as an employee and/or manager of the Company, such as salary, fees, pro-labore, benefit, profit sharing and/or any other advantage or remuneration.

b.        main objectives of the plan

The Stock Option Plan establishes the conditions for the Company to grant stock options to its managers and employees, with the purpose of: (i) attracting and maintaining highly qualified executives and professionals linked to the Company (or, as the case may be, to GPA companies); (ii) provide for the participation of the Company’s managers and employees (or, as the case may be, of GPA companies) in its capital and in the equity increases resulting from the results to which said managers and employees have contributed; and (iii) align the interests of the managers and employees of the Company or of GPA companies with those of its shareholders, thus encouraging the performance of these professionals and ensuring their continuity in the Company’s management.

c.        how the plan contributes to these objectives

The Stock Option Plan contributes to the objectives of the Company, by encouraging the alignment of its long-term interests and the interests of its executives to obtain high performance and appreciation of the Company.

d.        how the plan fits into the issuer’s remuneration policy

The Company believes that, by attributing to Participants the possibility of assuming an investor position, it encourages the performance of such Participants in its management to be carried out with a view to creating value for the Company and its shareholders.

e.        how the plan aligns the interests of managers and the issuer in the short, medium and long term

Through the Stock Option Plan, the Company seeks to encourage improvements in its management, aiming at gains through its commitment to long-term results. The improvement of such results and the appreciation of the shares issued by the Company, in turn, maximize the gains of the Participants in the position of investor together with all other shareholders.

f.        maximum number of shares covered

The stock options granted under the terms of the Stock Option Plan may confer acquisition rights on a number of shares that do not exceed 2% (two percent) of the total common shares issued by the Company. The total number of shares issued or liable to be issued under the terms of the Stock Option Plan, is subject to adjustments due to splits, reverse split and bonus.

g.        maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plan, as described in item (f) above.

Each stock option will give the Participant the right to subscribe or acquire 1 (one) common share issued by the Company.

h.        conditions for the purchase of shares

The granting of stock options will be formalized by the signature between the Company and the Participant of the option agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, observing the provisions of the Option Plan (“Option Agreement”).

For the purposes of the Stock Option Plan, the date of resolution by the Committee of the series of granting of stock options will be the date on which the options must be considered granted to

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the respective Participants, provided that the Participant, even at a date after the date of resolution by the Committee, accept to integrate the Option Plan with the formalization of the Option Agreement (“Granting Date”).

Participants wishing to exercise their purchase options must communicate in writing to the Company, during the Exercise Period (as defined in item (i) below), their intention to do so, indicating the number of options they wish to exercise. Such communication must follow the model of exercise term attached to the respective Option Agreement (“Option Exercise Term”).

The Participant may exercise his/her call options in whole or in part, in one or more times, provided that for each exercise he/she sends the corresponding Option Exercise Term during the Exercise Period.

i.        criteria for setting the purchase or exercise price

The exercise price of the stock option for each series granted within the scope of the Stock Option Plan, shall correspond to 80% (eighty percent) of the average closing price of the negotiations for the common shares issued by the Company carried out in the last 20 (twenty) trading sessions of B3 SA - Brasil, Bolsa, Balcão - prior to the date of convening the meeting of the Committee that decides on the granting of the options of that series (“Exercise Price”).

j.        criteria for setting the exercise period

The options granted to a Participant will not be exercisable for a period of 36 (thirty-six) months from the Granting Date (“Grace Period”) and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Granting Date and ends on the last day of the 42nd (forty-second) month counted from the Granting Date (“Exercise Period”), except for the cases of anticipation, according to item (n) and applicable sub-items below or authorized by the Committee, under the terms of the plan.

k.        settlement method

Up to the 30th (thirtieth) day of the month in which it receives the Option Exercise Term, the Company must inform the respective Participant: (i) the total exercise price to be paid, resulting from multiplying the Exercise Price by the number of options informed by the Participant in the Option Exercise Term; (ii) the date of delivery to the Participant of the shares object of the exercise of the options, which must occur after approval of the capital increase resulting from the exercise of the respective options by the Board of Directors, within the authorized capital, pursuant to the Company’s Bylaws, upon receipt of the Option Exercise Term (“Share Purchase Date”); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in local currency, by means of an electronic available transfer to the bank account held by the Company, observing that the payment deadline will always be the 10th (tenth) day preceding the Share Purchase Date (“Payment Date”).

l.        restrictions on the transfer of shares

The Participant will be prevented, during the period of 180 (one hundred and eighty) days from the Payment Date of directly or indirectly, selling, assigning, exchanging, disposing of, transferring, transferring to the capital of another company, granting an option, or even entering into any act or agreement that results, or may result, in the sale, directly or indirectly, costly or free of charge, of all or any of the shares acquired by the exercise of the purchase option under the Option Plan.

m.        criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The options granted under the terms of the Stock Option Plan will be automatically extinguished, ceasing in full all their effects, in the following cases: (i) upon their full exercise, as established

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in item 6 of the Stock Option Plan; (ii) after the expiration of the call option; (iii) upon termination, by common agreement between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the cases provided for in item (n) below, subject to any specific conditions that the Committee may establish for certain Participants.

If the number, type and class of shares existing on the date of approval of the Stock Option Plan are changed as a result of bonuses, splits, reverse splits, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the Committee will be responsible for making the corresponding adjustment in the number and class of shares object of the options granted and their respective exercise price, in order to avoid distortions in the application of the Option Plan.

n.        effects of the manager’s exit from the issuer’s bodies on his/her rights provided for in the share-based remuneration plan

In the event of the Participant’s exit due to dismissal, with or without just cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to him/her according to the Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i)	is dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal without just cause or removal from office without breach of the duties and attributions of the mnager, the Participant may exercise, within the term of 10 (ten) days from the termination date, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant does not exercise within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity;
(ii)	is dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal for just cause or removal from his/her position for violating the duties and attributions of the manager, all purchase options already exercisable or not yet exercisable in accordance with the respective Option Agreement on the date of the dismissal will automatically be extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity;
(iii)	leaves the Company (or any GPA company), as the case may be, voluntarily, resigning from his/her job or resigning from his/her position as manager, all purchase options that are already exercisable or not yet exercisable. according to the respective Option Agreement on the date resignation will automatically be extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity;
(iv)	leaves the Company (or any GPA company), voluntarily having retired in the course of the employment agreement, within 15 (fifteen) days from the date of termination, the Participant may exercise all the purchase options in accordance with the Option Agreement, including the purchase options in the Grace Period, subject to the other provisions of item 6 of the Option Plan. If the Participant does not exercise within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification and without the right to any indemnity; and
(v)	leave the Company (or any GPA company, as the case may be) due to death or permanent disability, within 30 (thirty) days from the date of dispatch of the inventory or the competent court order that enables the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the National Institute of Social Security (INSS), the Participant’s legal heirs and successors, as the case may be, may exercise all purchase options in accordance with Option Agreement, including the
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vesting period purchase options, in compliance with the other provisions of item 6 of the Option Plan. In the absence of exercise by the heirs or legal successors of the Participant within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification, and without any indemnity.

In the event that the Participant is transferred from the Company to another Grupo Pão de Açúcar company, the Participant may exercise, within 180 (one hundred and eighty) days from the date of the transfer, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant does not exercise within the aforementioned period, all purchase options not exercised will be automatically extinguished, in full right, regardless of prior notice or notification, and without the right to any indemnity.

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13.5 Share-based remuneration of the board of directors and statutory board of officers

The tables below indicate the share-based remuneration recognized in the income statement in the last 3 fiscal years and the forecast for the current fiscal year of the Board of Directors and the Board of Officers of the Company.

Share-based remuneration scheduled for the fiscal year of 2021:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Total number of members	13.00	3.00
Number of remunerated members	2.00	2.00
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	0.01 (B5) 54.26 (C5) 0.01 (B6) 70.62 (C6) 0.01 (B7) 51.18 (C7)	0.01 (B5) 54.26 (C5) 0.01 (B6) 70.62 (C6) 0.01 (B7) 51.18 (C7) 0.01 (B8) 60.72 (C8)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	n/a
(d) Options expired during the fiscal year	n/a	n/a
Potential dilution in the event of exercise of all options granted	0.10% ¹	0,32%

[1] The dilution presented is an estimate considering the increase in options to be granted in this year (B8, C8) and is subject to change, depending on the stock price on the stock exchange on the granting date.

Share-based remuneration - fiscal year ended 2020:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Total number of members	12.50	4.58
Number of remunerated members	1.00	4.58
Weighted average exercise price:
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(a) Outstanding options at the beginning of the fiscal year	0.01 (B5) 0.01 (B6)	0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5) 0.01 (B6) 70.62 (C6)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	0.01 (B4)
56.78 (C4)
(d) Options expired during the fiscal year	n/a	n/a
Potential dilution in the case of exercise of all options granted	0.04%	0.28%

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Share-based remuneration - fiscal year ended 2019:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Total number of members	12.50	4.67
Number of remunerated members	1.00	4.67
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	0.01 (B5) 0.01 (B6)	0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5) 0.01 (B6) 70.62 (C6)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	0.01 (B3)
		37.21 (C3)
		0.01 (B4)
		56.78 (C4)
		0.01 (B5) 62.61 (C5) 0.01 (B6)
		70.62 (C6)
(d) Options expired during the fiscal year	n/a	n/a
Potential dilution in the case of exercise of all options granted	0.04% ¹	0.32%

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Share-based compensation - fiscal year ended 12/31/2018:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Total number of members	13.33	5.42
Number of remunerated members	0	5.42
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	0.01 (B2) 0.01 (B3) 0.01 (B4) 0.01 (B5)
(d) Options expired during the fiscal year	n/a	0
Potential dilution in the case of exercise of all options granted	n/a	0.47%

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For each grant that is recognized in the result of the last 3 (three) fiscal years and the current fiscal year:

B2 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	5/29/2015
Number of options granted	n/a	107,674
Deadline for the options to become exercisable	n/a	06/01/2018
Maximum term for exercise of options	n/a	11/30/2018
Restriction period for the transfer of shares	n/a	n/a
Fair value of options on the granting date (by option)	n/a	BRL 34.60

C2 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	5/29/2015
Number of options granted	n/a	107,662
Deadline for the options to become exercisable	n/a	06/01/2018
Maximum term for exercise of options	n/a	11/30/2018
Restriction period for the transfer of shares	n/a	180 days
Fair value of options on the granting date (by option)	n/a	BRL 85.64

Series B3:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	5/31/2016
Number of options granted	n/a	356,760
Deadline for the options to become exercisable	n/a	06/01/2019
Maximum term for exercise of options	n/a	11/30/2019
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Restriction period for the transfer of shares	n/a	n/a
Fair value of options on the granting date (by option)	n/a	BRL 40.44

C3 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	5/31/2016
Number of options granted	n/a	356,760
Deadline for the options to become exercisable	n/a	06/01/2019
Maximum term for exercise of options	n/a	11/30/2019
Restriction period for the transfer of shares	n/a	180 days
Fair value of options on the granting date (by option)	n/a	BRL 16.98

Series B4:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	05/31/2017
Number of options granted	n/a	238,581
Deadline for the options to become exercisable	n/a	05/31/2020
Maximum term for exercise of options	n/a	11/30/2020
Restriction period for the transfer of shares	n/a	n/a
Fair value of options on the granting date (by option)	n/a	BRL 68.97

C4 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	05/31/2017
Number of options granted	n/a	238,581
Deadline for the options to become exercisable	n/a	05/31/2020
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Maximum term for exercise of options	n/a	11/30/2020
Restriction period for the transfer of shares	n/a	180 days
Fair value of options on the granting date (by option)	n/a	BRL 30.74

B5 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	05/31/2018
Number of options granted	n/a	276,664
Deadline for the options to become exercisable	n/a	05/31/2021
Maximum term for exercise of options	n/a	11/30/2021
Restriction period for the transfer of shares	n/a	n/a
Fair value of options on the granting date (by option)	n/a	BRL 78.52

C5 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	05/31/2018
Number of options granted	n/a	276,664
Deadline for the options to become exercisable	n/a	05/31/2021
Maximum term for exercise of options	n/a	11/30/2021
Restriction period for the transfer of shares	n/a	180 days
Fair value of options on the granting date (by option)	n/a	BRL 35.66

B6 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	Yes	Yes
Granting date	05/31/2019	05/31/2019
Number of options granted	103,104	129,305
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Deadline for the options to become exercisable	05/31/2022	05/31/2022
Maximum term for exercise of options	11/30/2022	11/30/2022
Restriction period for the transfer of shares	n/a	n/a
Fair value of options on the granting date (by option)	BRL 82.39	BRL 82.39

C6 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Officers
Granting of stock options	No	Yes
Granting date	n/a	05/31/2019
Number of options granted	n/a	129,305
Deadline for the options to become exercisable	n/a	05/31/2022
Maximum term for exercise of options	n/a	11/30/2022
Restriction period for the transfer of shares	n/a	180 days
Fair value of options on the granting date (by option)	n/a	BRL 31.50

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13.6 Outstanding options of the board of directors and statutory board of officers at the end of the last fiscal year

The share-based compensation paid to the Board of Directors and the Board of Officers of the Company in 2020 is shown below.

Values referring to the fiscal year of 2020:

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Board of Officers
Total number of members Number of remunerated members	4.58 4.58
In relation to each granting of options:	B4 Series	C4 Series	B5 Series	C5 Series	B6 Series	C6 Series
Granting date	05/31/2017	05/31/2017	05/31/2018	05/31/2018	05/31/2019	05/31/2019
Number of options granted (in number of shares)	238,581	238,581	276,664	276,664	141,155	141,155
Deadline for the options to become exercisable	6/1/2020	6/1/2020	6/1/2021	6/1/2021	6/1/2022	6/1/2022
Maximum term for exercise of options	11/30/2020	11/30/2020	11/30/2021	11/30/2021	11/30/2022	11/30/2022
Restriction period for the transfer of shares	N/A	180 days	N/A	180 days	N/A	180 days
Weighted average exercise price of each of the following groups of shares:
Outstanding at the beginning of the fiscal year (in BRL, per share)	0.01	56.78	0.01	62.61	0.01	70.62
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Lost during the fiscal year (in BRL, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (in BRL, per share)	0.01	56.78	0.01	62.61	0.01	70.62
Expired during the fiscal year (in BRL, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on the granting date (in BRL, per option)	68.97	30.74	78.52	35.66	82.39	31.50
Potential dilution in case of exercise of options	N/A	N/A	N/A	N/A	N/A	N/A

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Board of Directors
Total number of members Number of remunerated members	12.50 1.00
In relation to each granting of options:	B6 Series
Granting date	05/31/2019
Number of options granted (in number of shares)	103,104
Deadline for the options to become exercisable	6/1/2022
Maximum term for exercise of options	11/30/2022
Restriction period for the transfer of shares	N/A
Weighted average exercise price of each of the following groups of shares:
Outstanding at the beginning of the fiscal year (in BRL, per share)	0.01
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Lost during the fiscal year (in BRL, per share)	N/A
Exercised during the fiscal year (in BRL, per share)	N/A
Expired during the fiscal year (in BRL, per share)	N/A
Fair value of options on the granting date (in BRL, per option)	82.39
Potential dilution in case of exercise of options	N/A

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13.7 Options exercised and shares delivered related to the share-based remuneration of the board of directors and statutory board of officers

Below are presented the options exercised and the shares delivered to the members of the Board of Directors and the Board of Officers of the Company in 2017, 2018 and 2019.

The shares referring to the exercise of the stock options are delivered on the date of the respective exercise and each option entitles to one share. Thus, there is no differentiation between the options exercised and the shares delivered in the years 2017, 2018 and 2019.

Amounts referring to the fiscal year of 2020:

Board of Officers
Number of remunerated members (who exercised)	3
Regarding the options exercised and shares delivered:	B4 Series	C4 Series
Number of Shares	43,302	43,302
Weighted average exercise price (in BRL per share)	0.01	56.78
Total value of the difference between the exercise value and the market value of the shares related to the options exercised (in BRL, per share)	67.32	10.55

Amounts referring to the fiscal year of 2019:

	Board of Officers
Number of remunerated members (who exercised)	3
Regarding the options exercised and shares delivered:	B3 Series	C3 Series	B4 Series	C4 Series	B5 Series	C5 Series	B6 Series	C6 Series
Number of Shares	150,923	150,923	11,997	11,997	6,964	6,964	1,103	1,103
Weighted average exercise price (in BRL per share)	0.01	37.21	0.01	56.78	0.01	62.61	0.01	70.62

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Total value of the difference between the exercise value and the market value of the shares related to the options exercised (in BRL, per share)	85.21	47.91	84.23	27.46	84.23	21.63	84.23	13.62

Amounts referring to the fiscal year of 2018:

	Board of Officers
Number of remunerated members (who exercised)	4
Regarding the options exercised and shares delivered:	B2 Series	B2 Series
Number of Shares	25,704	25,704
Weighted average exercise price (in BRL per share)	0.01	0.01
Total value of the difference between the exercise value and the market value of the shares related to the options exercised (in BRL, per share)	80.00	80.00

13.8 Information necessary to understand the data disclosed in items 13.5 to 13.7 - Method for pricing the value of the shares and the options

a.	pricing model

The fair value of each option granted is estimated on the granting date using the Black-Scholes-Merton option pricing model.

b.        data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, term of the option, expected dividends and risk-free interest rate

The fair value of each option granted is estimated on the granting date using the Black-Scholes-Merton option pricing model, considering the following assumptions regarding the options in force in 2020:

On the granting date
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Weighted average price of the shares (per share), according to the average value of the last 20 trading sessions in relation to the granting date	B3 Series: BRL 46.51 C3 Series: BRL 46.51 B4 Series: BRL 70.98 C4 Series: BRL 70,98 B5 Series: BRL 78.26 C5 Series: BRL 78.26 B6 Series: BRL 88.27 C6 Series: BRL 88.27
Exercise price	B3 Series: BRL 0.01 C3 Series: BRL 37.21 B4 Series: BRL 0.01 C4 Series: BRL 56.78 B5 Series: BRL 0.01 C5 Series: BRL 62.61 B6 Series: BRL 0.01 C6 Series: BRL 70.62
Expected updated volatility	30.99%
Option term of life	3 years
Expected dividends	0.66%
Risk-free interest rate	5.08%
Fair value of the option on the granting date (by option)	See item 13.6 above

c.        method used and the assumptions made to incorporate the expected effects of early exercise

Early exercise resulting from involuntary termination, death or disability of the beneficiary, as well as due to corporate events, is not considered for the pricing of options.

The Company adopts the premise that the options will be exercised from the moment they become exercisable. Accordingly, the term life of the options adopted in the calculations is 3 years, according to the series of grant and corresponding grace periods.

d.        method for determining the expected volatility

To calculate the expected volatility, the standard deviation of the natural logarithms of the historical daily variations in the price of the shares issued by the Company was used, according to the term of the options.

e.        other characteristics incorporated in the measurement of the fair value of the options

There are no additional features to report in this item.

13.9 Participations held by members of the board of directors, statutory board of officers and Audit Committee

a.            Shares or quotas directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control:

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Board of Directors	563,805 preferred shares issued by the Company (converted into common shares with the migration to the Novo Mercado)
Board of Officers	253,508 preferred shares issued by the Company (converted into common shares with the migration to the Novo Mercado)
Audit Committee	0

b.           Other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control:

Board of Directors	0
Board of Officers	0
Audit Committee	0

13.10 Information on pension plans granted to members of the board of directors and statutory officers

Below is presented information about the private pension plans in force and granted to the Company’s management members.

	Board of Directors	Board of Officers
Number of members	12.50	4.58
Number of remunerated members [1]	1.00	2.83
Plan name	Private Pension Plan (Plano de Previdência Privada) of Grupo Pão de Açúcar, with Brasilprev Seguros e Previdência S.A.
Number of managers who meet the conditions to retire	None
Conditions for early retirement

- Be at least 60 years old;

- Have, at least, 10 years of relationship with Grupo Pão de Açúcar;

- Have, at least, 5 years of contribution to the Pension Plan; and

- Having terminated the relationship with Grupo Pão de Açúcar.

Updated number of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by the managers (in BRL)	BRL 5,398,467.03
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Total accumulated amount of the contributions made during the last fiscal year, less the portion related to contributions made directly by the managers (in BRL)	BRL 721,392.99
Possibility and conditions for early redemption:

Early redemption is possible in the event of withdrawal of the Company’s beneficiary. As for the redemption of contributions made by the Company, the reserve balance will be released according to the following proportion:

- No redemption, if you one has contributed for less than 4 years;

- Redemption of 50% of the balance, if one has contributed for 4 to 5 years; and

- Redemption of 100% of the balance, if one has contributed for more than 5 years.

Exclusively for Statutory Officers, 100% of the reserve will be released at the end of the respective term of office.

1 The number of members of the Board of Officers who are remunerated with private pension plans, as shown in the table above, corresponds to the annual average of the number of paid Officers calculated monthly, as shown in the table below:

Month	Number of members of the Board of Directors	Number of members of the Board of Officers
January	1	3
February	1	3
March	1	3
April	1	3
May	1	3
June	1	3
July	1	3
August	1	3
September	1	3
October	1	3
November	1	2
December	1	2
Total	12	34
Total number of members/12	1.00	2.83
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13.11 Maximum, minimum and average individual remuneration of the board of directors, statutory board of officers and Audit Committee

Annual Amounts

	Statutory Board of Officers			Board of Directors			Audit Committee
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
Number of members	4.58	4.67	5.42	12.50	12.50	13.33	2	0.00	1.00
Number of remunerated members	4.58	4.67	5.42	11.50	11.50	12.33	2	0.00	1.00
Highest remuneration amount * (Reais)	14,329,313.53	19,668,196.68	29,525,905.00	65,944,593.42	33,222,858.90	6,380,144.00	n/a	0.00	76,000.00
Lowest remuneration amount ** (Reais)	819,045.67	10,512,518.34	1,587,723.00	216,000.00	176,400.00	92,400.00	n/a	0.00	76,000.00
Average amount of remuneration (Reais)	11,682,744.25	10,138,506.98	15,112,012.00	5,520,932.80	3,120,992.10	893,282.00	97,877.78	0.00	228,000.00

Note

Statutory Board of Officers
12/31/2020

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded

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12/31/2019

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded.

12/31/2018

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded

Board of Directors
12/31/2020

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded.

12/31/2019

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded.

12/31/2018

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded

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Audit Committee
12/31/2020

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded.

12/31/2019

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded.

12/31/2018

* The amount of the highest individual annual remuneration for each body was received by members who exercised their functions in the Company for 12 months.

** To determine the amount of the lowest individual annual remuneration for each body, members who have held office for less than 12 months were disregarded

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13.12 Remuneration or indemnity mechanisms for managers in the event of removal from office or retirement

As of December 31, 2020, we had no contractual arrangements, insurance policies or other instruments that would structure mechanisms of compensation or indemnity for the Company’s management in the event of removal from office or retirement.

13.13 Percentage in the total remuneration held by managers and members of the Audit Committee that are related parties to the controlling shareholders

Amounts referring to the fiscal year of 2020:

Board of Directors	Board of Officers	Audit Committee	Total
3.70%	0.00%	0.00%	2.04%

Amounts referring to the fiscal year of 2019:

Board of Directors	Board of Officers	Audit Committee	Total
4.59%	0%	0%	1.84%

Amounts referring to the fiscal year of 2018:

Board of Directors	Board of Officers	Audit Committee	Total
18.91%	0%	0%	2.14%

13.14 Remuneration of members of the board of directors, statutory board of officers or Audit Committee received for any reason other than the function they occupy (amounts recognized in the Company’s results)

Amounts referring to the fiscal year of 2020:

Board of Directors	Board of Officers	Audit Committee	Total
BRL 0.00	BRL 0.00	BRL 0.00	BRL 0.00

Amounts referring to the fiscal year of 2019:

Board of Directors	Board of Officers	Audit Committee	Total
BRL 0.00	BRL 0.00	BRL 0.00	BRL 0.00

Amounts referring to the fiscal year of 2018:

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Board of Directors	Board of Officers	Audit Committee	Total
BRL 0.00	BRL 0.00	BRL 0.00	BRL 0.00

13.15 Remuneration of members of the board of directors, statutory board of officers or Audit Committee, specifying to what extent such amounts were attributed to such individuals (amounts recognized in the results of direct or indirect controlling shareholders, of a company under common control and of the Company’s subsidiaries)

Amounts referring to the fiscal year of 2020:

Board of Directors	Board of Officers	Audit Committee	Total
BRL 0.00	BRL 14,329,313.53	BRL 0.00	BRL 14,329,313.53

Amounts referring to the fiscal year of 2019:

Board of Directors	Board of Officers	Audit Committee	Total
BRL 0.00	BRL 20,054,297.01	BRL 0.00	BRL 20,054,297.01

Amounts referring to the fiscal year of 2018:

Board of Directors	Board of Officers	Audit Committee	Total
BRL 0.00	BRL 13,795,248.83	BRL 0.00	BRL 13,795,248.83

The amounts above refer to the remuneration that is recognized in the income of the subsidiary (Sendas Distribuidora S.A.), but that is also recognized in the Company’s results by consolidation and, therefore, is reflected in the remuneration informed in item 13.2 of this Reference Form.

13.16        Other relevant information

Not applicable, given that all relevant and pertinent information on this topic was disclosed in the items above.

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(B)        EXTRAORDINARY GENERAL MEETING

I.                Increase in the Company's Share Capital due to the excess of profit reserves in relation to the share capital, without the issuance of new shares

Considering that with the allocation of net income for the fiscal year of December 31, 2020, the profit reserves will exceed the share capital, the administration proposes to increase the share capital in the amount of R$ 200,000,000.00 (two hundred million reais), against the Reserve for Expansion account, without the issuance of new shares, with the consequent amendment of Article 4 of the Bylaws.

In accordance with the provisions of Article 14 of the Brazilian Securities Commission (CVM) Instruction 481, the Company presents below the information in Annex 14 to that instruction.

Annex 14 of ICVM 481/09 - Capital Increase

1.Inform the amount of the increase and the new share capital

The capital increase of the Company will be carried out by capitalizing the excess of profit reserves in relation to the share capital, against the Reserve for Expansion account, without the issuance of new shares, the remaining amount being increased by R$ 200,000,000.00 (two hundred million reais), passing from R$ 5,649,866,585.69 (five billion, six hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents) to R$ 5,849,866,585.69 (five billion, eight hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents), divided into 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, all registered, book-entry and without par value.

2. Inform whether the increase will be made by: (a) converting debentures or other debt securities into shares; (b) exercise of subscription rights or subscription bonuses; (c) capitalization of profits or reserves; or (d) subscription of new shares

The capital increase of the Company will be carried out by capitalizing the excess of profit reserves in relation to the share capital, against the Reserve for Expansion account.

3. Explain, in detail, the reasons for the increase and its legal and economic consequences

In compliance with article 199 of Law No. 6,404/76, as amended, the proposal aims to capitalize excess profit reserves over capital. After the distribution of the results for the fiscal year ended on 12/31/2020, the profit reserves exceed the capital by R$ 200,000,000.00 (two hundred million reais), the proposal is to capitalize part of the Expansion Reserve. It should be noted that such capitalization will be made without issuing new shares. This

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is an accounting increase, in which the amount of the reserve account is reallocated to the capital account. Without economic consequences, it is a transfer within the shareholders' equity.

4. Provide a copy of the fiscal council's opinion, if applicable

As document below.

5. In the event of a capital increase through subscription of shares

Not applicable.

6. In the event of a capital increase through capitalization of profits or reserves

a. Inform whether it will imply a change in the par value of the shares, if any, or distribution of new shares among the shareholders

The shares issued by the Company have no nominal value. Furthermore, the capitalization of the reserve will be carried out without changing the number of shares, nor the distribution of new shares among the shareholders.

b. Inform whether the capitalization of profits or reserves will be carried out with or without changing the number of shares, in companies with shares with no par value

The capitalization will be carried out without changing the number of shares.

c. In case of distribution of new shares: (i) inform the number of shares issued of each type and class; (ii) inform the percentage that the shareholders will receive in shares; (iii) describe the rights, advantages and restrictions attributed to the shares to be issued; (iv) inform the acquisition cost, in reais per share, to be attributed so that shareholders can comply with art. 10 of Law 9,249, of December 26, 1995; (v) inform the treatment of fractions, if applicable;

Not applicable.

d. Inform the term provided for in § 3 of art. 169 of Law 6,404, of 1976

The capitalization of the reserves will be carried out without changing the number of shares, nor the distribution of new shares among the shareholders, therefore, paragraph 3 of Article 169 of Law No. 6,404 / 76 does not apply.

E. Inform and provide the information and documents provided for in item 5 above, when applicable

Not applicable.

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Fiscal Council's Opinion

The Fiscal Council of the Companhia Brasileira de Distribuição, on this date, in compliance with paragraph III of Article 163 of the Brazilian Law No. 6,404/76, examined the Management Proposal for capital increase in the amount of R$ 200,000,000.00 (two hundred million reais) against the Reserve for Expansion account, without the issuance of new shares, considering that with the allocation of net income for the fiscal year of December 31, 2020, the profit reserves will exceed the share capital, without the issuance of new shares. With this capital increase, the Company's share capital will increase from R$ 5,649,866,585.69 (five billion, six hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents) to R$ 5,849,866,585.69 (five billion, eight hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents), divided into 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, all registered, book-entry and without nominal value. The Fiscal Council considers that the Proposal adequately represents the applicable legal terms and conditions and opines that it may be forwarded for resolution of the shareholders meeting at the Extraordinary General Meeting (EGM).

São Paulo, March 26, 2021.

Líbano Miranda Barroso – President, Eric Aversari Martins and Rafael de Souza Morsch.

II.              amendment to the Company's bylaws to provide for the granting of Indemnity Agreements

Indemnity agreements can represent an important instrument of attraction and retention of executives. Thus, in the best interest of the Company and based on the terms of CVM Guidance Opinion No. 38/2019, it is proposed that the Bylaws contain express authorization for the the Company to enter into such agreements with directors, upon prior approval by the Company's Board of Directors, provided that minimum parameters established in the Bylaws are observed, including the cases in which the indemnification by the Company should not be applicable.

The wording proposed for the indemnity clause is set out in Annexes 1 and 2 of this Proposal.

III.           Approval of the consolidation of the Company’s Bylaws in order to incorporate the above amendment

Subject to the approval of the deliberations contained in the preceding items, we propose that the Company's Bylaws be consolidated to reflect the change proposed in the preceding item.

Pursuant to CVM Instruction 481, the origin and justification of the amendment to the Company's proposed Bylaws and the analysis of its legal and economic effects are detailed in Annex 4 to this Proposal and the proposed change to the Company's Bylaws is highlighted in Annex 2 to this Proposal.

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Annex 1
Report Detailing the Origin and Justification of Proposed Changes

Below is a comparative table between the version currently in force and the proposed changes in the Company's Bylaws.

Current Writing	Proposed Writing	Comparative Writing	Economic or Legal Effects

ARTICLE 4 – The Company Capital is R$ 5,649,866,585.69 (five billion, six hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty nine cents), fully subscribed and paid in, divided into 268,351,567 (two hundred sixty-eight million, three hundred fifty-one thousand, five hundred sixty-seven) common shares, all registered with no par value.

ARTICLE 4 – The Company Capital is R$ [•] ([•]), fully subscribed and paid in, divided into 268,351,567 (two hundred sixty-eight million, three hundred fifty-one thousand, five hundred sixty-seven) common shares, all registered with no par value.

ARTIGO 4º – O capital social da Sociedade é ~~R$ 5.649.866.585,69 (cinco bilhões, seiscentos e quarenta e nove milhões, oitocentos e sessenta e seis mil, quinhentos e oitenta e cinco reais e sessenta e nove centavos~~) R$ [•] ([•]), totalmente subscrito e integralizado, dividido em 268.351.567 (duzentos e sessenta e oito milhões, trezentos e cinquenta e um mil, quinhentas e sessenta e sete) ações ordinárias, todas nominativas, escriturais e sem valor nominal.

Adjustment of the share capital to reflect the capital increase by capitalizing part of the Reserve for Expansion. It should be noted that such capitalization will be made without issuing new shares. This is an accounting increase, in which the amount of the reserve account is reallocated to the capital account. With no economic consequence, it is a transfer within equity itself.
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There is none

Article 39 - The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 – The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 – The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 – Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

Article 39 - The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 – The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 – The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 – Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

Indemnity agreements can represent an important instrument of attraction and retention of executives. Thus, in the best interest of the Company and based on the terms of CVM Guidance Opinion No. 38/2019, it is proposed that the Bylaws contain express authorization for the the Company to enter into such agreements with directors, upon prior approval by the Company's Board of Directors, provided that minimum parameters established in the Bylaws are observed, including the cases in which the indemnification by the Company should not be applicable.
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ARTICLE 39 – The amounts in U.S. dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary updating and shall be converted into Reais at the closing rate of sale of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 40 – The amounts in U.S. dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary updating and shall be converted into Reais at the closing rate of sale of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE ~~39~~40 – The amounts in U.S. dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary updating and shall be converted into Reais at the closing rate of sale of the U.S. dollar, disclosed by the Central Bank of Brazil.

Renumbering.
ARTICLE 40 – Omitted cases will be resolved in accordance with current legislation and regulations, including the Novo Mercado Regulation.	ARTICLE 41 – Omitted cases will be resolved in accordance with current legislation and regulations, including the Novo Mercado Regulation.	ARTICLE 4041 – Omitted cases will be resolved in accordance with current legislation and regulations, including the Novo Mercado Regulation.	Renumbering.

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Annex 2 - Consolidated By-Laws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company of Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/ME) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15th, 1976 (“Law No. 6,404/76”) as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Novo Mercado, the Company, and its shareholders, including controlling shareholders, officers and members of the Fiscal Council, when installed, will be subject to the provisions of B3’s Novo Mercado Regulations.

ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality.

First Paragraph – The Company may also engage in the following activities:

(a)           manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;

(b)           international trade, including that involving coffee;

(c)            importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)           sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

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(e)           sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)            sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)           rental of any recorded media;

(h)           provision of photo, film and similar studio services;

(i)             execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)            acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)           provision of data processing services;

(l)             building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)          use of sanitary products and related products;

(n)           general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)           communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)           purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)           performance of studies, analysis, planning and markets research;

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(r)            performance of market testing for the launching of new products, packaging and labels;

(s)            creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;

(t)            provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

(u)           lease and sublease of its own or third-party furnishings;

(v)           provision of management services;

(w)           representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

(x)           agency, brokerage or intermediation of coupons and tickets;

(y)           services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

(z)            provision of services in connection with parking lot, permanence and the safeguarding of vehicles;

(aa)         import of beverages, wines and vinegars;

(bb)	sale of seeds and seedlings;

(cc)	trade of telecommunications products; and

(dd) import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.

ARTICLE 3 – The Company’s term of duration shall be indefinite.

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CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company Capital is R$ 5,649,866,585.69 (five billion, six hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty nine cents), fully subscribed and paid in, divided into 268,351,567 (two hundred sixty-eight million, three hundred fifty-one thousand, five hundred sixty-seven) common shares, all registered with no par value.

First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Fourth Paragraph - The Company shall not issue preferred and founders' shares.

ARTICLE 5 – The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) common shares.

First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 6 – The issuance of shares, subscription bonuses or debentures convertible into shares up to the limit of the authorized capital, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

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Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 7 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or,in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I)            the amendment to the Company's By-laws;

(II)           the appointment and removal of members of the Company's Board of Directors at any time;

(III)         the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

(IV)          the approval, annually, of the accounts of management and financial statements prepared by the Company´s management;

(V)           the approval of any issuance of shares, bonuses, debentures convertible into its shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, without limiting the powers of the Board of Directors provided in Article 5 and Article 17(g);

(VI)          the approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital;

(VII)        the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)      the approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);

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(IX)          the approval of the accounts of the liquidator(s); and

(X)           the establishment of the global annual compensation of the members of the Board of Directors and of the Executive Board.

ARTICLE 9 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the majority of votes of the shareholders present at the General Shareholders’ Meeting, excluding all the blank votes, except as otherwise required by the exemptions set forth by law and applicable regulation.

ARTICLE 10 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 – The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph – The investiture of the members of the Company’s management will be subject to the prior execution of an instrument of investiture which shall contemplate the arbitration clause provided for in Article 38.

Second Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Third Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 12 – The Board of Directors consists of at least seven (7) and no more than nine (9) members, elected and removed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

First Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

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Second Paragraph – Out of the members of the Board of Directors, at least two (2) members or twenty per cent (20%) of the members, whichever is higher, shall be Independent Directors, complying with the Novo Mercado Regulation, and the characterization of those appointed to the Board of Directors as Independent Directors must be deliberated at the General Shareholders’ Meeting that had elected them, provided that those members of the Board of Directors elected as set forth by Article 141, paragraphs 4 and 5 of Law No. 6,404/76, in the event of the existence of a controlling shareholder, shall be deemed as independent.

Third Paragraph – When, as a result of complying with the percentage set forth above, such calculation gives a fractional number, this fractional number shall be rounded up.

ARTICLE 13 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.

First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 14 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying

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the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

ARTICLE 15 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article 1413.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e- conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

ARTICLE 16 – The Board of Directors shall approve any modification of its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 17 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)           set forth the general guidelines of the Company’s business;

(b)           approve or amend the annual operating plan of the Company;

(c)            appoint and remove the Executive Officers of the Company, establishing their duties and titles;

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(d)           supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(e)           call the General Shareholders’ Meeting;

(f)            issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(g)           approve the issuance of shares, bonuses, debentures convertible into its shares up to the limit of the authorized capital and establish the respective price and payment conditions;

(h)           appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;

(i)             issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(j)            authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury, observing the applicable regulation;

(k)           develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

(l)             define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

(m)          set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item "l" above is duly observed;

(n)           set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

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(o)           approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(p)           approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA, as determined in the consolidated financial statements related to the preceding fiscal year;

(q)           approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(r)            give favorable or unfavorable opinions on any takeover bid the object of which is the shares issued by the Company, by means of a well-grounded prior opinion, as set forth by the Novo Mercado Regulation; and

(s)            the approval of any change in the Company's dividend policy.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the Company’s management, in the case of decisions set forth in General Shareholders’ Meetings or in any equivalent body of such companies, or the vote to be cast by the members elected or appointed by the Company to the corporate management bodies of such companies if the matter of such resolution refers to the items (o), (p) and (q) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Audit Committee and Other Management’s Auxiliary Bodies

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ARTICLE 18 – The audit committee, an advisory body to the Company’s Board of Directors, shall have, at least, three (3) members, which shall have at least one (1) independent Director and at least one (1) whom must have recognized experience in business accounting matters.

First Paragraph – The same member of the Audit Committee may accumulate the qualifications referred in the caput.

Second Paragraph – The members of the Audit Committee, subject to the provisions established in Article 20 and in Chapter V of these By-laws, shall be elected by the Board of Directors and meet all the applicable independence requirements as set forth in the rules of the Brazilian Securities Commission and the Novo Mercado Listing Regulation of B3.

Third Paragraph – The activities of the coordinator of the Audit Committee are defined in its internal regulations, approved by the Board of Directors.

ARTICLE 19 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms, in accordance with the conditions set forth in the Audit Committee’s Internal Regulation.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)           death or resignation;

(b)           unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)            a substantiated decision of the Board of Directors.

Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph – The Audit Committee has the following duties, among other:

(a)           issue its opinion on the engagement or dismissal of the independent outside auditor;

(b)           review the management report and the financial statements, periodic financial statements and quarterly financial information of the Company, and provide the recommendations it deems necessary

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to the Board of Directors;

(c)            oversee the activities of the Company’s internal auditing and internal control departments;

(d)           appraise and monitor the Company’s risk exposure;

(e)           appraise and monitor the Company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and

(f)            have means to receive and treat information on noncompliance with the laws and regulations applicable to the Company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

ARTICLE 20 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 21 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.

Section III Executive Board

ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

Sole Paragraph – The mandate period of the Executive Board is of two (2) years, reelection being permitted.

ARTICLE 23 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

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Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)           in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

(b)           in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within thirty (30) days, who shall complete the term of office of the replaced Executive Officer.

ARTICLE 24 – The Executive Board shall meet upon call of the CEO or of half of the Executive Officers in office.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes of the Executive Officers present at the meeting. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 25 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)             manage the Company’s business and ensure compliance with these By-laws;

(ii)            ensure that the Company’s purpose is duly performed;

(iii)           approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)          prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

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(v)           guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)          suggest investment and operating plans or programs to the Board of Directors;

(vii)         authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)        render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)          develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

ARTICLE 26 – The Chief Executive Officer, in particular, is entitled to:

(a)           plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)           carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)            call and install the meetings of the Executive Board;

(d)           coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)           suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 27 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 28 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for

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powers- of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of the Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by two (2) Executive Officers, by two (2) attorneys-in-fact or by one (1) Executive Officer and one (1) attorney-in-fact of whom one must always be the CEO or an attorney-in-fact duly appointed by two (2) Executive Officers of whom one must be the CEO.

Third Paragraph – The Company shall be considered duly represented:

(a)           jointly by two Executive Officers;

(b)           jointly by one Executive Officer and one attorney-in-fact, duly appointed pursuant the provisions of these By-laws;

(c)            jointly by two attorneys-in-fact, duly appointed pursuant the provisions of these By-laws; or

(d)           solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

CHAPTER V FISCAL COUNCIL

ARTICLE 29 – The Company shall have a non-permanent Fiscal Council composed of three (3) members and equal number of alternates.

First Paragraph – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.

Second Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in Article 38 below.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

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ARTICLE 30 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 31 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi- annual balance sheets.

CHAPTER VII DESTINATION OF PROFITS

ARTICLE 32 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)             from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

(ii)            after deducting the portions described in item (i) above, the portion to be distributed in the form of employee and management profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits proided in items "k" and "l" of Article 17 herein;

(iii)           the remaining net profits shall have the following destination:

(a)           5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the capital stock;

(b)           amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)            25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below;

(d)           the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)           the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less

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the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b)           the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c)            the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item (iii) above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s capital stock.

Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

ARTICLE 33 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII LIQUIDATION

ARTICLE 34 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

SALE OF SHAREHOLDING CONTROL

ARTICLE 35 – The direct or indirect disposal of the power of control of the Company, whether through a single transaction or through continuous transactions, shall be contracted under the condition that the

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acquirer of control undertakes to perform a public tender offer for shares, having as subject matter shares issued by the Company held by other shareholders, subject to the terms and conditions provided by law and regulation in force and the Novo Mercado Regulation, in order to ensure treatment equal to the treatment provided to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 36 – Any person, shareholder or Group of Shareholders that acquires, whether through a single transaction or through a series of transactions (“Purchasing Shareholder”): (a) direct or indirect ownership of an amount superior than 25% (twenty five percent) of the total of the Company shares, excluding shares kept in treasury; or (b) of any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning an amount superior than 25% (twenty five percent) of the Company shares, excluding shares kept in treasury (“Significant Equity Interest”), shall undertake a tender offer to purchase up to the totality of the Company shares or to require registration with CVM and B3, as the case maybe, on the maximum deadline of 30 (thirty) days; The deadline shall begin on the date of the transaction that triggered the Significant Equity Interest and the tender offer, in addition to CVM’s and B3’s regulation, shall have the minimum requirements set forth in this article (“OPA”):

I.   OPA shall be directed to all the Company shareholders and shall aim all the shares issued by the Company;

II.  whichever is higher, the price of the OPA must not be less than: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Purchasing Shareholder during the 12 (twelve) months before the Purchasing Shareholder attained the Significant Equity Interest; and (iii) 125% of the weighted average unit price of the common shares issued by the Company during the period of 120 (one hundred twenty) trading sessions prior to the OPA; and

III. must be made in an auction to be held at B3.

Paragraph 1 – The pursuance of the OPA detailed in this article will not exclude the possibility of any other person, or shareholder to pursue a concurrent tender offer, as envisaged by the applicable regulation.

Paragraph 2 – The obligation set forth in Article 254-A of Law No. 6.404/76 and in Article 35 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

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Paragraph 3 – The person, shareholder or Group of Shareholders must comply with any standard requests or requirements of CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

Paragraph 4 – The provision of this Article 36 will not be applicable if the person, shareholder or Group of Shareholders becomes the holder of shares in an amount superior than the Significant Equity Interest as a result of: (a) merger with another company or merger of shares of another company into the Company; (b) if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights; or, if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; and (c) in the event of public offerings (including restricted efforts ones).

Paragraph 5 – For calculation of the amount of the Significant Equity Interest, involuntary increases of equity interest resulting from cancelation of treasury stocks, repurchasing of shares by the Company or reduction of the corporate capital through the cancelation of shares shall not be accounted.

Paragraph 6 – For the purposes set forth herein, the following capitalized terms shall have the following meanings:

“Group of Shareholders” means a group of persons: (i) tied together by a voting agreement (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), knowing that the agreement can be direct, through controlled entities, controlling entities or companies under the same control; (ii) between which there is some sort of control relation; (iii) under the same control; or (iv) which act under joint interests. Among the examples of persons representing the same interest is: (a) any person who is directly or indirectly holder of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of the respective other; and (b) two persons who have a mutual investor that is holder, directly or indirectly, of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of any of the two persons. Any joint venture, investment fund, condominium, foundation, association, trust, consortium, securities portfolios, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad, will be considered part of the same Group of Shareholders if two or more persons are: (c) controlled or managed by the same legal person or by related parties of the same legal person; or (d) under the management of the same directors (or the majority of the directors is the same), considering that, in investment funds with the same directors, only will be considered as a Group of Shareholders the ones in which the decision about the exercise of voting rights in General Shareholders Meetings, in accordance with the respective bylaws, is made through discretionary power of the respective director.

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“Economic Value” means the value of the Company and of its shares as may be determined by a financial institution of first class with transactions in Brazil using discounted cash flow method.

ARTICLE 37 – The OPA provisioned in Article 36 can be waived by the General Shareholders Meeting if the conditions set forth below are met.

Paragraph 1 – The General Shareholders Meeting must be opened at first convening with the attendance of shareholders that represent a minimum of 2/3 (two thirds) of the total shares traded in the market.

Paragraph 2 – If the quorum provisioned in Paragraph 1 above is not met, the General Shareholders Meeting can be opened at second convening with the attendance of any number of shareholders of shares traded in the market.

Paragraph 3 – The approval of the resolution for the waiver of the OPA must be approved by the majority of the shareholders of shares traded in the market, excluded the votes from the Purchasing Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 – The Company, its shareholders, managers, members of the Fiscal Council, effective or alternates, if any, undertake to solve by means of arbitration before the Chamber of Market Arbitration, in the manner of its regulation, any divergence which might arise among them, related to or arising from their condition of issuer, shareholders, managers and members of the Fiscal Council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Law No. 6,404/76, in the By-laws of the Company, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

ARTICLE 39 - The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

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Paragraph 1 – The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 - Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

ARTICLE ~~39~~40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the closing sale exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE ~~40~~41 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation and regulation, including the Novo Mercado Regulation.

***

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 29, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.